

STRONG
&
RELIABLE

FIRST GUARANTY BANCSHARES, INC.





2008
ANNUAL
REPORT

Table of Contents

Financial Snapshot 2

Our Mission, Values and Goals 3

Strong & Reliable 4

First Guaranty Bank Board of Directors 6

First Guaranty Bank Advisory Board 7

Letter From Michael R. Sharp, ... 8
President and Chief Executive Officer
First Guaranty Bancshares, Inc.
First Guaranty Bank

Report From Larry A. Stark, ... 9
Executive Vice President
First Guaranty Bank

Report From L. Thomas Bulla, ... 10
Senior Vice President, North Louisiana Division
Homer

Report From Michele E. LoBianco, ... 11
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Senior Vice President and Chief Financial Officer
First Guaranty Bank

Report From Glenn A. Duhon, Sr., ... 12
Senior Vice President and Banking Center Manager
Abbeville

Report From Mark W. Mobley, ... 13
Senior Vice President and Commercial Lender
Guaranty Square

First Guaranty Bank Management Team 14

Banking Center Profiles 15

First Guaranty Bank Officers 37

First Guaranty Bank Locations 38

Performance Charts 40

Financial Table of Contents 43

Corporate Information 116

First Guaranty Bancshares, Inc.

In 2008, total assets and total deposits rose, as did total loans. With the economic challenges, net interest income and stockholders' equity fell 6.3% and 0.9%, respectively. However, book value remained steady. We continue to be motivated to fulfill our mission to best benefit our customers, stockholders, communities and employees. The Directors and Management of First Guaranty Bancshares, Inc. lead our team of talented and dedicated employees.



Profile

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with a major presence throughout Louisiana and serves customers from 17 banking center locations. Headquartered in Hammond, Louisiana, the Company had 242 employees as of December 31, 2008. Visit www.fgb.net for additional information.


Book Value
(per common share)
$9.30
$9.70
$10.65
$11.97
$11.98
2004
2005
2006
2007
2008


Cash Dividends
(per common share)
$0.50
$0.57
$0.60
$0.63
$0.64
2004
2005
2006
2007
2008

Our Mission

Our mission is to consistently deliver quality customer service, thereby instilling customer loyalty and ultimately enhancing shareholder value.





Our Values and Goals

Customers.

We believe that every customer is our most important customer. We endeavor to provide levels of service that exceed their expectations.

Employees.

We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communication and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the Company. We believe in an environment where they will contribute new ideas and innovations that will help both us and them excel.

Stockholders.

We seek to enhance stockholder value by continually improving the quality of assets, growth in earnings, return on equity and dividend payout.

Community.

We strive to be a socially responsible corporate citizen by supporting community activities and encouraging employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.



Strong & Reliable

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The cover of our 2008 Annual Report features a live oak tree, symbolic of "Strong & Reliable". As with the oak tree, First Guaranty has roots and branches. Further, both the tree and Bank possess deposits of energy and are strong, growing and continue to bloom.

Strong indicates healthy, sturdy and fit, all of which accurately describe First Guaranty. Other synonyms include stamina, well-established and cohesive – much like the strong oak, these words portray First Guaranty. Reliable means trustworthy and dependable.

The roots of First Guaranty are recognized as our team of knowledgeable, caring employees. As individual as leaves of the strong oak, the canopy provides beauty, protection and a special environment. People compose our community, customers, shareholders and our own team.

First Guaranty Bancshares, Inc. and its Bank hold strong deposits, a diversified loan portfolio, offer a complete array of banking and financial products and services while maintaining outstanding customer service.

In the 1996 Annual Report, we reported the Bank was planning for changes, even those we could not anticipate. This remains true today. The financial services industry continues to change rapidly and the economic environment demands our close and constant attention. Established in 1934, First Guaranty has been servicing its customers for 75 years and management states with confidence, "Yes, our future is bright." First Guaranty Bank will continue the long-standing and proven tradition of integrity and stability with a focus on quality customer service.

First Guaranty Bancshares, Inc. and First Guaranty Bank are strong and reliable – our leaders and employees possess and demonstrate the determination required to succeed. For sustained growth, we continue to "plant seeds" to ensure customer satisfaction and shareholder value.

First Guaranty Bancshares, Inc. and First Guaranty Bank:
count on us to be Strong & Reliable!

Outstanding Tree Farmers

Brookie and Lindy Hayden of Amite are the 2008 Louisiana Outstanding Tree Farmers for their 400 acre Beechwood Farms in Wilmer. This distinguished award was presented to the Haydens during the annual convention of the Louisiana Forestry Association (LFA) August 27, 2008 in Marksville, Louisiana.

The Haydens are active in their property management from mowing trails to pruning trees and even maintaining wildlife habitat. Their enthusiasm led to action when Hurricane Katrina destroyed 80 acres of mature pines, a few buildings and damaged other trees. The Hayden family worked to reclaim the damaged acreage and reforest the plots.

Brookie and Lindy involve their children and grandchildren in the tree farm thereby teaching the value of good land stewardship. They are also active in the Louisiana Forestry Association and the Tangipahoa Parish Forestry Association which has utilized their land as a demonstration site.

"I feel the Haydens are different from the average tree farmer with their high level of enthusiasm and involvement in their land, trees, wildlife habitat, aesthetics and water, basically, the overall stewardship of the property," said Epney Brasher, an employee of the LA. Dept. of Agriculture and Forestry who nominated the couple.

"Forestry is a $4.4 billion industry in Louisiana," said C.A. "Buck" Vandersteen, LFA Executive Director. "Family forests are the lifeblood of our state where 81 percent of the forestland is owned by private non-industrial landowners such as the Haydens.

Brookie and Lindy Hayden are First Guaranty Bank customers. Lindy's brother is Board Member Bill Hood.



A study performed by American Forests in 1985 found that each mature tree provided $275 worth of real economic benefits each year. These vital benefits include avoided costs for stormwater runoff control, groundwater infiltration, temperature moderation, air pollution reduction and carbon sequestration. **A mature tree located on the west side of a house significantly reduces summer air conditioning costs.**



First Guaranty Bank Board of Directors



SEATED FROM LEFT TO RIGHT:
Nicholas A. Saladino, Alton B. Lewis, Jr., Marshall T. Reynolds, *Chairman*, Michael R. Sharp, *President and Chief Executive Officer*, William K. Hood, Dr. F Jay Taylor

STANDING FROM LEFT TO RIGHT:
Robert H. Gabriel, Dennis E. James, Dr. Phillip E. Fincher, Edwin L. Hoover, Jr., Collins Bonicard, Daniel F. Packer, Jr., Charles Brister, Anthony J. Berner, Jr., F. Fanancy Anzalone, M.D., Andrew Gasaway, Jr., Edgar R. Smith, III

NOT PICTURED: Morgan S. Nalty, Sam P. Scelfo, Jr., Daniel P. Harrington

Marshall T. Reynolds
Chairman of the Board, First Guaranty Bancshares, Inc.
Chairman of the Board, First Guaranty Bank
President & CEO, Champion Industries

F. Fanancy Anzalone, M.D.
Physician

Anthony J. Berner, Jr.
President, Pon Food Corporation

Collins Bonicard
Secretary to the Board, First Guaranty Bank,
Independent Contractor & Building Inspector

Charles Brister
President & Owner, Brister's Rental & Consulting

Dr. Phillip E. Fincher
Retired Economics and Finance Professor
of Louisiana Tech University

Robert H. Gabriel
President, Gabriel Building Supply

Andrew Gasaway, Jr.
President, Gasaway • Gasaway • Bankston, APAC

Daniel P. Harrington
President, HTV Industries, Inc.

William K. Hood
Director, First Guaranty Bancshares, Inc.
President, Hood Automotive Group

Edwin L. Hoover, Jr.
President, Encore Development Corporation

Dennis E. James
Audit Partner, Durnin & James, CPAs P.C.

Alton B. Lewis, Jr.
Director, First Guaranty Bancshares, Inc.
Partner, Cashe, Lewis, Coudrain & Sandage

Morgan S. Nalty
Investment Banking Executive & Partner,
Johnson, Rice & Company, LLC

Daniel F. Packer, Jr.
Chairman of the Board, Entergy New Orleans

Nicholas A. Saladino
Retired Mayor, Town of Kentwood

Sam P. Scelfo, Jr.
President, Gambino's Bakeries & Caterers, Inc.

Michael R. Sharp
President & CEO, First Guaranty Bancshares, Inc.
President & CEO, First Guaranty Bank

Edgar R. Smith, III
President & Chairman of the Board, Smitty's Supply Inc.

Dr. F. Jay Taylor
Labor-Management Arbitrator;
Former President, Louisiana Tech University

DIRECTOR EMERITUS:
Robert L. Shell, Jr. & Robert H. Beymer

First Guaranty Bank Advisory Board



Thomas "Tommy" Crump, Jr.



Gil Dowies, III



Dr. Phillip E. Fincher



John Gladney, M.D.



Britt Synco

The members of the Advisory Board of First Guaranty Bank are Thomas "Tommy" D. Crump, Jr., Carrell G. "Gil" Dowies, III, Dr. Phillip E. Fincher, John D. Gladney, M.D. and Britt L. Synco. These gentlemen represent more than 125 years experience in both wholesale and retail marketing in North Louisiana and over 50 years experience as bank directors. They provide valuable insight into the financial and civic activities that affect the Company's performance.

Management has found this group of advisory directors to be vital in all aspects of the Company's activities. They are particularly helpful in developing lending and marketing philosophies and providing critical insight into developments in the fields of agriculture, forestry, oil and gas production and other business activities.



Michael R. Sharp
President and Chief Executive Officer

Letter from the President

Dear Shareholder,

Our net income for 2008 was $5.7 million which is 56% of our prior year's earnings. This primarily results from two events: a security impairment charge of $3 million, net of taxes, and a $1.9 million reduction in net interest income. We consider the securities loss to be an anomaly. With regard to the compression in net interest income, Management initiated corrective action mid-year 2008 to assure adequate yields in future periods. This should manifest enhanced earnings as we go forward and through 2009.

2008 was also an anomaly in terms of weather related events. In early September, Hurricane Gustav did severe damage to the Southeast Louisiana region. In addition, in December we experienced an intense and rare snow storm in Southeast Louisiana. Snow and ice also damaged infrastructure, roofs and trees. We are proud to report that First Guaranty Bank was one of the last banks to close and first to open during these harsh conditions. Our core employee base has a First Responder attitude.

In spite of the economic meltdown we are witnessing nationwide, First Guaranty Bank has a strong capital base and is very liquid with cash resources. Liquidity is a measure of a bank's ability to fund cash needs, make loans and loan commitments, and provide opportunities in the investment portfolio. First Guaranty Bank's liquidity position at year-end was 22.1%.

Louisiana appears to be somewhat counter cyclical to other parts of our great nation. Louisiana's ethics ranking went from 46th to 5th in the nation. This was due in part to our Governor's ethic reform legislation. We had 8,500 more jobs in Louisiana at the end of 2008 than we did in 2007. Citing effective fiscal management, the credit ranking agencies upgraded Louisiana's bond ratings in 2008.

Most of First Guaranty Bank's lending is in the State of Louisiana. Our economy is broad based and diversified. As a result, our loan portfolio is spread over a variety of industries. Management monitors and focuses on industry concentrations to prevent excessive risk in certain industries and market areas. We are experiencing a reduction in economic activity, however, in relative terms, it is not what other areas are going through.

Thank you for your investment in First Guaranty Bancshares, Inc. Your support is very much appreciated in these challenging times. If you have any questions, please contact me directly at (985) 375-0348. My home number is (225) 294-6642.

Celebrating our Louisiana cultural heritage.

Respectfully,

Michael R. Sharp

Michael R. Sharp
President and Chief Executive Officer
FIRST GUARANTY BANCSHARES, INC. and
FIRST GUARANTY BANK



Larry A. Stark
Executive Vice President
Guaranty Square

Report from the Executive Vice President

Most things may be viewed on a comparative basis - in fact, it is from that perspective that we usually view events and experiences. So, during the initial several months following my arrival at First Guaranty Bank (August 2008), I frequently made comparisons between my most recent employment, as a bank regulator, and state of residence, West Virginia, with that of a banker working in the industry and living in Louisiana.

At First Guaranty, we are lending more (loan volume finished the year up 5.4% from year-end 2007) and generating more deposits (up 7.9% year-to-year). Since most of that deposit growth accelerated into the end of the year, it is noteworthy that the deposits increased another 13% through the end of February 2009, compared with year-end totals.

Viewed from the perspective of West Virginia, that is remarkable growth. How to account for these results? Well, total deposits in all U.S. banks increased 3.5% in Q-4 2008, the largest quarterly increase in ten years (my experience during seven years as a regulator was perhaps an average annual increase in deposits of 3%-3.5% in all WV banks). Added to this, an annualized quarterly deposit growth of 12% for Q-4 2008 occurred for all U.S. banks with less than $1 billion is assets (which of course includes FGB), and the same banks produced 1.5% quarterly loan growth.

Another significant factor was that Louisiana was the only state in the U.S. with an increase in non-farm jobs from November to December 2008. Compare this with the U.S. government's report of a 6.2% decline in the country's Q-4 2008 Gross Domestic Product and a December 2008 unemployment rate of 7.2%. Moreover, Louisiana's seasonally adjusted total of 1.949 million non-farm jobs represents a greater number of people employed than the total population of West Virginia. While one's future natural expectation could be the country's overall dismal results inevitably may splash back on Louisiana business activity, for now, the state continues to fare comparably better.

Finally, we believe that opportunity usually comes to the strongest and to those who persevere - both traits of which are well represented throughout First Guaranty Bank.

Larry A. Stark
Executive Vice President, Guaranty Square
FIRST GUARANTY BANK



L. Thomas Bulla

North Louisiana Area President
Homer

Report from the Senior Vice President, North Louisiana Division

The past year was filled with changes for First Guaranty Bank in general and North Louisiana in particular. North Louisiana's position was strengthened by core deposit growth of 29% throughout 2008 and ended with a loan to deposit ratio of 50%. North Louisiana was a major contributor to our institution's healthy liquidity at year end 2008, a factor that is especially important in the current economic environment.

This strong core deposit growth was facilitated by the diversity of industries represented throughout our customer base. North Louisiana's economy is based primarily on the utilization of our abundant natural resources. These vital industries include agriculture, forestry, oil and natural gas production and more. First Guaranty's loan portfolio is characterized by many small credits originating within this industrial sector.

Moreover, our six branches are spread across Louisiana communities north of I-20. Within this region, the majority of our branches maintain the dominant market share. First Guaranty Bank's solid market position allows our branch managers to be receptive to the needs of our existing customer base, while seeking growth. Another major strength is our North Louisiana Board of Advisors, with each offering a broad range of business experience. We will rely on them throughout 2009 to stimulate our growth through their reference power and market expertise.

In 2008, we allocated much time and resources to strengthen internal operations in order to develop external business opportunities. For example, we revamped our Loan Servicing, Loan Processing, Compliance and Support and Research Departments. These significant internal improvements will allow us to function more fluidly on the branch level throughout 2009.

Our strategy for 2009 is simple. We will make loans in order to get deposits. This plan will enable us to utilize our existing customer base and develop new business that will strengthen North Louisiana's position. This strategy, along with our internal improvements, will provide us with an opportunity to enhance shareholder value and remain strong and reliable throughout 2009.

L. Thomas Bulla
North Louisiana Area President, Homer
FIRST GUARANTY BANK



Michele E. LoBianco

Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Senior Vice President and Chief Financial Officer
First Guaranty Bank

Report from the Chief Financial Officer

The Company began the year with quarterly earnings in excess of $2.3 and $2.1 million for the first two quarters of 2008, respectively. In the third and fourth quarter of 2008, unprecedented events occurred such as government conservatorship of Fannie Mae (FNMA) and Freddie Mac (FHLMC) and the failure of Lehman Brothers and Washington Mutual. In addition, the capital and credit markets began experiencing volatility and disruption. The nation also began seeing dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and increased unemployment.

With all the recent economic turmoil, the Company recorded $5.7 million in net income for 2008. This includes a $3.0 million, after tax, other-than-temporary impairment charge on securities. If this charge had not occurred, net income would have been $8.7 million. At December 31, 2008, the Company's return on average assets (ROAA) was 0.72% compared to its peers which totaled 0.61%. Return of average equity (ROAE) was 8.48% at December 31, 2008 compared to its peer group of 6.38%.

The Company continued to pay quarterly cash dividends throughout 2008. The dividend payout ratio was 61.89% for 2008, reaching the highest payout level over the last five years. The book value per share at December 31, 2008 was $11.98.

At December 31, 2008, assets totaled $871.4 million, an increase of 7.8% from December 31, 2007. Loans increased 5.4% to $606.4 million at December 31, 2008 from the same period in 2007. Total deposits increased $57.3 million to $780.4 million at December 31, 2008 from $723.1 million at December 31, 2007. Stockholders' equity totaled $66.6 million at December 31, 2008.

Management continues to focus on increasing the net interest margin, increasing noninterest income and reducing noninterest expense. Strong credit quality loans, reduction of nonperforming assets and minimal real estate owned will all improve the Company's earnings as well. With success in these areas, together with friendly, knowledgeable and committed employees, First Guaranty Bancshares, Inc. and First Guaranty Bank will remain strong and reliable.

Sincerely,



Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
FIRST GUARANTY BANCSHARES, INC.
Senior Vice President and Chief Financial Officer
FIRST GUARANTY BANK



Glenn A. Duhon, Sr.

Senior Vice President and Banking Center Manager, Abbeville

Report from the Senior Vice President and Banking Center Manager

The "Strength and Reliability" of First Guaranty Bank was obvious in 2008. Our Bank and our customers have overcome great adversity in the wake of another major hurricane and economic recession.

In my previous reports, I have commented on the devastating effects of Hurricane Rita (2005) on Southwest Louisiana and particularly on the agricultural lending program. Our customers, employees and bank overcame the misfortune created by Hurricane Rita only to encounter a repeat of the catastrophe last year when Hurricane Ike inundated much of Louisiana's southwestern parishes. Agriculturally, Hurricane Ike resulted in a 40% reduction in rice crop yields and a 30% reduction in sugar cane yields in 2008. Further, the salt water intrusion into irrigation canals will result in a 50% less acreage being planted in 2009. Louisiana's crawfish industry is also experiencing a 50% drop in catch this season.

Notwithstanding these unfortunate incidents, deposits in the Jennings Branch increased by $1.9 million dollars. The Abbeville Banking Center experienced an increase in deposits of $16.9 million dollars and an increase of $10.9 million dollars in loans without loss. While some poorly run banks are paying the price of economic recession, First Guaranty Bank remains strong and continues to grow.

In a time of economic hardship, our customers continue to rely on First Guaranty Bank for all of their banking needs. Our hardworking employees and their dedication to customer service have led to the continued strength of this great institution. I would like to personally thank all of our employees and our customers for their continued commitment. I look forward to the coming prosperous year.

Glenn A. Duhon, Sr.
Senior Vice President and Banking Center Manager, Abbeville
FIRST GUARANTY BANK



Mark W. Mobley

Senior Vice President and Commercial Lender,
Guaranty Square

Report from the Senior Vice President and Commercial Lender

Strength and Reliability continue to be the hallmarks of First Guaranty Bank. As banks across the nation show signs of weakness, First Guaranty Bank continues to grow throughout our markets.

2009 goals include putting 2008 new deposit growth to work for First Guaranty Bank with high quality loans and investments. We must increase our Bank's loan portfolio as well as improve the credit quality of the loans in our existing loan portfolio.

Loan demand softened for some market segments during 2008. Specifically, demand decreased for construction and development loans. We continue to seek the strongest loans in those segments as well as others. Unlike many of the regional and national banks, First Guaranty Bank analyzes each loan request individually, reviewing each for strengths and weaknesses. We do not exclude entire markets and credit types as credit markets tighten. First Guaranty Bank loan officers and the Directors Loan Committee continue to apply an aggressive lending philosophy, while maintaining stringent underwriting policies.

We have strengthened our customer relationships through the expansion and broadening of our product penetration. First Guaranty promotes our many checking account products and services including online banking, bill payment systems, remote deposit, mobile banking through cell phones and many more. First Guaranty Bank, through additional product penetration, will increase customer service and reduce our cost of deposits.

I believe our shareholders, directors, officers and employees should all be proud of our accomplishments this past year through rapidly changing economic times. Providing outstanding customer service is the way First Guaranty Bank differentiates itself from its constantly evolving competition and overcoming all obstacles with financial strength and steadfast reliability.

Mark W. Mobley

Senior Vice President and Commercial Lender, Guaranty Square

FIRST GUARANTY BANK

First Guaranty Bank Management Team



BACK ROW LEFT TO RIGHT:
Mark W. Mobley
Mark A. Bagwell
Thomas F. Brothers, Jr.
Eric J. Dosch
Ronald C. Pittman
Glenn A. Duhon, Sr.
Joe E. Phillips

SEATED LEFT TO RIGHT:
Karen T. Perault
Reneé S. Young
Michael R. Sharp
Michele E. LoBianco
Larry A. Stark
L. Thomas Bulla

LEFT TO RIGHT:
Diane L. Bergeron
Glenn A. Duhon, Sr.
Gretchen A. Meaux
Andrea B. Campbell
April B. Frederick
Pamela A. Gaspard



ABBEVILLE
BANKING CENTER











LEFT TO RIGHT BACK ROW:
Jonathan E. Robertson
Stephanie G. Campo
Kathleen S. Welch
Ashley H. Simpson
Frances M. Mashon
Sharon Susie Smith
Mindy B. Fitch
Jennifer D. Kemp

LEFT TO RIGHT SEATED:
Kimberly M. Jackson
Scott B. Schilling
Marsha V. Spring

AMITE
BANKING CENTER




FIRST
GUARANTY
BANK





LEFT TO RIGHT BACK ROW:
Lindsey L. Farris
Sheila E. Snyder
Jeremy K. Moore
Donna J. Cummings

LEFT TO RIGHT FRONT ROW:
Jake I. Duos
Ainslee N. Mrozek
Nikki L. Coleman
Shelby L. Davis





BENTON
BANKING CENTER









LEFT TO RIGHT BACK ROW:
Mark A. Bagwell
Edward P. Bertoniere

LEFT TO RIGHT MIDDLE ROW:
Sharon E. Moore
Agen Cheal Scott
Lisa B. Thompson

LEFT TO RIGHT FRONT ROW:
Jessica Eads-Rundel
Patti A. Matthews
Brenda J. Chabina
Lauren M. Hughes

NOT PICTURED:
Karen E. Burkes

Merchant Services

LEFT TO RIGHT BACK ROW:
Tarez R. Arceneaux
Jenine C. Warren

CENTER FRONT ROW:
Mikki M. Kelley



DENHAM SPRINGS
BANKING CENTER








FIRST GUARANTY BANK



DUBACH
BANKING CENTER





LEFT TO RIGHT BACK ROW:
Kim L. Hunt
V. Ann McAdams
Pam A. Carrico
Rhonda G. Johnston

LEFT TO RIGHT FRONT ROW:
W. Josie Tubbs
Shirley F. Lunsford
Lisa C. Whitard
Sue B. Yates





Finance/Accounting

LEFT TO RIGHT BACK ROW:
Heather N. Thompson
Michele E. LoBianco
Diane M. Lanier
Tiffany A. LaBorde
Wendy K. Caillouet
Karen L. Gregory
Ashanti N. Vaughn

LEFT TO RIGHT FRONT ROW:
Regina Notariano
Lana J. Troxclair
Tiffany D. Brown

PHOTO INSET:
V. Diane Patterson



HAMMOND – Guaranty Square
BANKING CENTER

Internal Audit

LEFT TO RIGHT STANDING:
Skyler L. Seal
Jay J. Rabalais
Jared J. Tauzier

LEFT TO RIGHT SITTING:
Thomas F. Brothers
Michelle A. Dionne





Tellers

LEFT TO RIGHT STANDING:
Carolyn D. McMorris
Joseph C. Neal
Stacy L. Williams
Erica T. Warren

LEFT TO RIGHT SEATED:
Emily M. Locicero
Kim L. Cooper

NOT PICTURED:
Lois Haydon



Internet Banking

Stephanie G. Brandl

Credit

LEFT TO RIGHT STANDING:
Eric J. Dosch
Jason M. Porrazzo
Nicole M. Boe'
J. Chase Wainwright
Randy S. Vicknair

LEFT TO RIGHT SEATED:
Trevor W. Bergeron
Joshua S. Russell
Kelly A. Bratton






FIRST
GUARANTY
BANK



ATM

ABOVE:
Elisa M. Costanza

Mail Room

ABOVE:
Victoria J. Beard

Special Assets

LEFT - CLOCKWISE:
Ronald C. Pittman
Daniel A. Lee
Evita D. Baylor



Information Technology

LEFT TO RIGHT:
Thomas M. Katzmire
Thomas J. Simoneaux
C. David Burgess
Michael A. Mosbey



Executive, Compliance and Human Resources

CLOCKWISE FROM TOP:
Shelley R. Taylor
Landa G. Domangue
Bernadette Z. Kemp
Vanessa R. Drew
Reneé S. Young

NOT PICTURED:
Colleen B. Ebarb





Deposit Services

LEFT TO RIGHT STANDING:
Tammy M. Graves
Ollie M. Saltzman
Anna K. Cusick
Venesia M. Brooks
Jessica S. Lopez
Rhiannon C. Vicari
Maria L. Becerra
Karen T. Perault
Jane C. White

LEFT TO RIGHT SEATED:
Shirley P. Jones
Sandra C. Edwards

NOT PICTURED:
Eleanor L. Miller

HAMMOND – Guaranty Square
BANKING CENTER

Operations

BACK ROW LEFT TO RIGHT:
Amanda K. Hill
Karen T. Perault
Teri L. Duncan

SEATED LEFT TO RIGHT:
Hoyt L. Verburg
Alicia A. Purvis



BSA/Security

LEFT - CLOCKWISE:
Karen T. Perault
Judy L. Cazaux
Candace P. Guidry







Training

LEFT TO RIGHT:
Desiree B. Simmons
Jennifer J. Labourdette

Centralized Loan Processing, Loan Review and Appraisal Review

LEFT TO RIGHT BACK ROW:
Kristina E. Terry
Reba C. Easterly
Tiffany C. Moore

LEFT TO RIGHT FRONT ROW:
Jennifer C. Cosentino
Sharon T. Compton

NOT PICTURED:
Amy N. Wales
Renee B. Rhody





Mortgage Loans

BACK ROW LEFT TO RIGHT:
Joe E. Phillips
Tom R. Jarrett

SEATED LEFT TO RIGHT:
Betty L. Plauche
Teri L. Ackerman



Lending

BACK ROW LEFT TO RIGHT:
Karen M. Paille
Rita P. Charbonnet
Vera S. Matthews
Shanon N. Dunn
Christy L. Wells
Danielle D. Fridge
Tanya M. Nichols

SEATED LEFT TO RIGHT:
Mark W. Mobley
Kristin M. Williams





Collateral File Room

LEFT:
Donna S. Hodges

NOT PICTURED:
Stacy S. Penalber

Federal Home Loan Bank

RIGHT: Donna D. Hanna

Loan Servicing

LEFT TO RIGHT:
Karen S. Bates
Denise P. Hoover
Chris W. McGhee
Brittani R. Erdey
Kriss Patterson
Tanya R. Carroll
Ruby L. Cox



HAMMOND – Guaranty Square
BANKING CENTER

Purchasing

RIGHT:
E. Nolan Sutton

BELOW:
Robert M. Mizell





Customer Service

LEFT TO RIGHT:
Gina M. Perret
Jeannette N. Ernst
Pamela F. Brazil


FIRST
GUARANTY
BANK





ABOVE:
Fran L. Carrington

LEFT TO RIGHT BACK ROW:
Sharon A. Rogers
Debra C. Jones
Ashley F. Hill
Brandy L. Parsons
N. Jean Johnson

LEFT TO RIGHT FRONT ROW:
Lydia L. Efferson
Kym W. Gross
Alice Y. Donald

HAMMOND | Guaranty West BANKING CENTER




FIRST
GUARANTY

LEFT TO RIGHT:
Margaret A. Norman
Kim A. Wales
Connie M. Miller



LEFT TO RIGHT:
Susan H. Rhymes
Jessica A. Louviere
Sacha G. Matthews
Ron W. Edmonds
Janice S. Hollan
Nell S. Taylor



HAYNESVILLE
BANKING CENTER







LEFT TO RIGHT BACK ROW:
Sharon H. Taylor
M. Wade Holloway
Nelda T. Dean
Melinda M. Dowies
George W. Tigner, III
Candie J. White
Julie M. Lewis

LEFT TO RIGHT MIDDLE ROW:
Hannah M. Thompson
Laci B. Lee
Niekitsha S. Ridley
Kendra C. Linder
Ami J. Garret

LEFT TO RIGHT FRONT ROW:
Dot M. Frazier
Beverly V. Copeland
Eylene D. Bolling

NOT PICTURED:
Evan M. Singer

HOMER
BANKING CENTER


FIRST GUARANTY BANK
Member FDIC



▼ L. Thomas Bulla



Cheryl Q. Brumfield







INDEPENDENCE
BANKING CENTER



LEFT TO RIGHT:
Heather T. Macaluso
Jenny S. Weedman
Amber N. Hamrick





LEFT TO RIGHT:
Brooks S. Hebert
Sammy G. LeJeune
Mona F. Fontenot

JENNINGS
BANKING CENTER







LEFT TO RIGHT BACK ROW:
Judy M. Varnado
Courtney L. Woodard
Stephen F. "Petey" Lampton
D. Nikki Ferguson

LEFT TO RIGHT FRONT ROW:
Stephanie F. McKenzie
Darla E. Frerichs
Patsy A. Meyer

KENTWOOD
BANKING CENTER





LEFT TO RIGHT:
Savannah E. Beard
Rebecca L. Stanley
Sherry J. Jackson
Linda R. Lewis
Debbie A. Jutze
Kayci D. Rodgers
Kirbie E. Lewing



OIL CITY
BANKING CENTER

INSET PHOTO BELOW:
Amber L. Hodges




FIRST
GUARANTY
BANK








FIRST
GUARANTY
BANK



PONCHATOULA
BANKING CENTER









PONCHATOULA | Berryland BANKING CENTER



LEFT TO RIGHT BACK ROW:
Mandi E. Bankston
Kaycee L. Piediscalzo
Carmella G. Coslan
Erin V. Galaforo
Brenda K. Chappetta
Robbie D. Snellgrove
Jessica L. Serpas
Rebecca W. Majesty

LEFT TO RIGHT FRONT ROW:
L. Ashley Brunies
Katie M. "Vickie" Jenkins
Grace M. Misita
William D. McCormick, Sr.
Denise D. Fletcher
Lois D. Freeman
Jamie M. Scott

NOT PICTURED:
Hannah C. Perrin

LEFT TO RIGHT BACK ROW:
Ashley R. Lester
Stacy J. Thompson
Lauren E. Williams
Frances M. Driskell

LEFT TO RIGHT FRONT ROW:
Frances A. Thompson
Jennifer C. Roberts
Teresa L. Goss
Joyce N. Glass



VIVIAN
BANKING CENTER


FIRST
GUARANTY
BANK



LEFT TO RIGHT BACK ROW:
Valerie T. Arnold
Tiffany C. Moore
Mark A. Bagwell
Sheila J. Lofton

LEFT TO RIGHT FRONT ROW:
Kendra L. Fairburn
D. Lynn Westmoreland
Sylvia N. Moore





WALKER
BANKING CENTER














FIRST
GUARANTY
Small
BUSINESS OF THE YEAR
CHAMBER OF COMMERCE
LIVINGSTON PARISH
LPC
Life • Progress • Community
2008

Livingston Parish Chamber of Commerce selected First Guaranty Bank - Denham Springs Office as 2008 Small Business of the Year.

First Guaranty Bank Officers

EXECUTIVE

Michael R. Sharp*
President & Chief Executive Officer
Guaranty Square

Larry A. Stark
Executive Vice President
Guaranty Square

L. Thomas Bulla
Area President North Louisiana
Homer

Michele E. LoBianco*
Senior Vice President and
Chief Financial Officer
Guaranty Square

SENIOR VICE PRESIDENTS

Eric J. Dosch
Chief Credit Officer
Guaranty Square

Glenn A. Duhon, Sr.
Banking Center Manager
Abbeville

Mark W. Mobley
Commercial Lender
Guaranty Square

* *Officers of First Guaranty Bancshares, Inc.*

Vice Presidents

Thomas F. Brothers
Mark A. Bagwell
Cheryl Q. Brumfield
Brenda J. Chabina
Ronald W. Edmonds
Denise D. Fletcher
Bernadette Z. Kemp
Stephen P. Lampton
Vera S. Matthews
William D. McCormick, Sr.
Karen T. Perault
Reneé S. Young

Assistant Vice Presidents

Pamela A. Gaspard
Joyce N. Glass
Linda R. Lewis
Mikki M. Kelley
Robert M. Mizell
Jeremy K. Moore
Regina Notariano
Ronald C. Pittman
Evan M. Singer
Christy L. Wells

Other Officers

Edward P. Bertoniere
C. David Burgess
Pamela A. Carrico
Frances L. Carrington
Rita P. Charbonnet
Beverly V. Copeland
Melinda M. Dowies
Vanessa R. Drew
Jeannette N. Ernst
Danielle D. Fridge
Frances M. Mashon
Patricia A. Matthews
Tiffany C. Moore
V. Diane Patterson
Joe E. Phillips
Scott B. Schilling
Roberta D. Snellgrove
Heather N. Thompson
Lisa B. Thompson
Randy S. Vicknair
Jeffery C. Wainwright
Amy N. Wales
Deborah B. Westmoreland



Banking Centers

South Louisiana

Abbeville Banking Center (337) 893-1777 | (800) 306-3276
799 West Summers Drive | Abbeville, LA 70510

Amite Banking Center (985) 748-5111
100 East Oak Street | Amite, LA 70422

Denham Springs Banking Center (225) 791-7964
2231 South Range Ave. | Denham Springs, LA 70726

HAMMOND BANKING CENTERS:

Guaranty Square (985) 375-0300 | (888) 375-3093
400 East Thomas Street | Hammond, LA 70401
Guaranty West (985) 375-0371
2111 West Thomas Street | Hammond, LA 70401

Independence Banking Center (985) 878-6777
455 West Railroad Avenue | Independence, LA 70443

Jennings Banking Center (337) 824-1712
500 North Cary | Jennings, LA 70546

Kentwood Banking Center (985) 229-3361
301 Avenue F | Kentwood, LA 70444

PONCHATOULA BANKING CENTERS:

Ponchatoula (985) 386-2000
170 West Hickory Street | Ponchatoula, LA 70454
Berryland (985) 386-5430
105 Berryland Shopping Ctr. | Ponchatoula, LA 70454

Walker Banking Center (225) 664-5549
29815 Walker Road South | Walker, LA 70785

North Louisiana

Benton Banking Center (318) 965-2221
196 Burt Boulevard | Benton, LA 71006

Dubach Banking Center (318) 777-3461
117 East Hico Street | Dubach, LA 71235

Haynesville Banking Center (318) 624-1171
10065 Highway 79 | Haynesville, LA 71038

Homer Banking Center (318) 927-3000
401 North 2nd Street | Homer, LA 71040

Oil City Banking Center (318) 995-6682
126 South Highway 1 | Oil City, LA 71061

Vivian Banking Center (318) 375-3202
102 East Louisiana Avenue | Vivian, LA 71082

Service24 ATM Locations

South Louisiana

Abbeville, LA | 799 West Summers Drive

Amite, LA | 100 East Oak Street

Denham Springs, LA | 2231 South Range Avenue

Hammond, LA

1201 West University Avenue
14145 West University Avenue
2111 West Thomas Street
400 East Thomas Street
North Oaks Medical Center
North Oaks Diagnostic Center
North Oaks Rehabilitation Center

Independence, LA | 455 West Railroad Avenue

Jennings, LA | 500 North Cary

Kentwood, LA | 708 Avenue G

Loranger, LA | 19518 Highway 40

Ponchatoula, LA

105 Berryland Shopping Center
170 West Hickory Street

Robert, LA | 22628 Highway 190

Walker, Louisiana | 29815 Walker Road South

North Louisiana

Benton, LA | 196 Burt Boulevard

Dubach, LA | 117 East Hico Street

Haynesville, LA | 10065 Highway 79

Homer, LA

401 North 2nd Street
Homer Memorial Hospital

Oil City, LA | 126 South Highway 1

Vivian, LA | 102 East Louisiana Avenue


Vivian
Haynesville
Benton
Homer
Dubach
Oil City
20
49
Kentwood
55
Amite
Independence
Main Office
Denham Springs
Guaranty West
12
Walker
Berryland
Jennings
10
Ponchatoula
Abbeville

Assets
(in millions)

1992	$151	2000	$475
1993	$159	2001	$431
1994	$168	2002	$435
1995	$184	2003	$485
1996	$198	2004	$607
1997	$253	2005	$714
1998	$282	2006	$715
1999	$547	2007	$808
		2008	$871


$1000
800
600
400
200
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Equity
(in millions)

1992	$ 4	2000	$45
1993	$ 9	2001	$39
1994	$11	2002	$41
1995	$13	2003	$46
1996	$15	2004	$52
1997	$20	2005	$54
1998	$23	2006	$60
1999	$51	2007	$67
		2008	$67


$80
70
60
50
40
30
20
10
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Net Income
(in millions)

1992	$1.0	2000	$4.4
1993	$2.1	2001	$6.0
1994	$1.7	2002	$3.5
1995	$2.1	2003	$7.0
1996	$3.3	2004	$8.6
1997	$3.4	2005	$6.0
1998	$3.7	2006	$8.8
1999	$2.9	2007	$10.3
		2008	$5.7


$12
10
8
6
4
2
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Deposits
(in millions)

1992	$146	2000	$410
1993	$149	2001	$358
1994	$154	2002	$361
1995	$168	2003	$376
1996	$179	2004	$481
1997	$223	2005	$633
1998	$257	2006	$626
1999	$461	2007	$723
		2008	**$780**


$800
700
600
500
400
300
200
100
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Loans
(in millions)

1992	$ 97	2000	$309
1993	$105	2001	$340
1994	$114	2002	$354
1995	$118	2003	$381
1996	$126	2004	$456
1997	$155	2005	$492
1998	$177	2006	$507
1999	$263	2007	$575
		2008	**$606**


$800
700
600
500
400
300
200
100
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Investments
(in millions)

1992	$ 16	2000	$117
1993	$ 30	2001	$ 57
1994	$ 32	2002	$ 35
1995	$ 35	2003	$ 59
1996	$ 50	2004	$107
1997	$ 67	2005	$175
1998	$ 73	2006	$158
1999	$212	2007	$142
		2008	**$139**


$250
200
150
100
50
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Tier 1 Leverage

1992	2.35%	2000	8.80%
1993	5.67%	2001	8.54%
1994	6.53%	2002	8.74%
1995	7.27%	2003	9.00%
1996	7.62%	2004	8.53%
1997	9.02%	2005	7.67%
1998	8.00%	2006	8.16%
1999	11.85%	2007	7.38%
		2008	8.01%


12%
10
8
6
4
2
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Financial Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operation 44

Report of Independent Registered Accounting Firm 77

Consolidated Balance Sheets 78

Consolidated Statements of Income 79

Consolidated Statements of
Changes in Stockholders' Equity 80

Consolidated Statements of Cash Flows 81

Notes to Consolidated Financial Statements 82

Management's Discussion & Analysis of Financial Condition & Results of Operation

SELECTED FINANCIAL DATA

	At or For the Years Ended December 31,				
	2008	2007	2006	2005	2004
			(dollars in thousands)		
Year End Balance Sheet Data:					
Securities	**$139,162**	$142,068	$158,352	$175,200	$106,526
Federal funds sold	**838**	35,869	6,793	1,786	552
Loans, net of unearned income	**606,369**	575,256	507,195	491,582	456,104
Allowance for loan losses	**6,482**	6,193	6,675	7,597	5,910
Total assets[1]	**871,432**	808,060	715,216	713,544	607,154
Deposits	**780,372**	723,094	626,293	632,908	481,358
Borrowings	**18,122**	13,494	24,568	22,132	71,771
Stockholders' equity[1]	**66,630**	67,262	59,932	53,923	51,706
Average Balance Sheet Data:					
Securities	**$127,586**	$152,990	$178,419	$109,236	$ 87,232
Federal funds sold	**17,247**	8,083	3,115	6,028	618
Loans, net of unearned income	**600,854**	543,946	505,623	476,144	415,606
Total earning assets	**752,093**	712,212	690,057	595,141	509,261
Total assets	**797,024**	751,237	726,593	631,554	542,460
Deposits	**707,114**	658,456	622,869	526,995	438,214
Borrowings	**16,287**	23,450	42,435	45,732	51,558
Stockholders' equity	**67,769**	63,564	56,640	54,901	49,257
Performance Ratios:					
Return on average assets	**0.72%**	1.37%	1.21%	0.95%	1.58%
Return on average equity	**8.48%**	16.15%	15.54%	10.97%	17.37%
Return on average tangible assets[2]	**0.72%**	1.37%	1.21%	0.96%	1.58%
Return on average tangible equity[3]	**8.77%**	16.47%	15.73%	11.24%	18.08%
Net interest margin	**4.25%**	4.79%	4.60%	4.71%	5.09%
Average loans to average deposits	**84.97%**	82.61%	81.18%	90.35%	94.84%
Efficiency ratio	**69.78%**	54.50%	50.90%	55.44%	52.47%
Efficiency ratio (excluding amortization of intangibles and securities transactions)	**69.17%**	53.32%	49.12%	53.55%	50.33%
Full-time equivalent employees (year end)	**225**	222	196	189	181

(1) *For the years ended 2006 and 2007 amounts have been restated to reflect a prior period adjustment of $729,000. See Note 3 to the Consolidated Financial Statements for additional information.*

(2) *Average tangible assets represent average assets less average core deposit intangibles.*

(3) *Average tangible equity represents average equity less average core deposit intangibles.*

	At or For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Capital Ratios:					
Average stockholders' equity to average assets	**8.50%**	8.46%	7.80%	8.69%	9.08%
Average tangible equity to average tangible assets[(1),(2)]	**8.25%**	8.31%	7.71%	8.51%	8.76%
Stockholders' equity to total assets	**7.65%**	8.24%	8.29%	7.56%	8.52%
Tier 1 leverage capital	**8.01%**	7.38%	8.16%	7.67%	8.53%
Tier 1 capital	**9.34%**	10.13%	9.92%	8.80%	9.50%
Total risk-based capital	**10.26%**	11.09%	11.03%	10.05%	10.62%
Income Data:					
(dollars in thousands)					
Interest income	**$47,661**	$55,480	$50,937	$40,329	$33,835
Interest expense	**15,733**	21,398	19,206	12,367	8,057
Net interest income	**31,928**	34,082	31,731	27,962	25,778
Provision for loan losses	**1,634**	1,918	4,419	5,621	1,670
Noninterest income (excluding securities transactions)	**5,689**	5,176	4,601	5,221	5,082
Securities (losses) gains	**(1)**	(478)	(234)	7	(56)
Loss on securities impairment	**(4,611)**	-	-	-	-
Noninterest expense	**23,032**	21,133	18,373	18,399	16,162
Earnings before income taxes	**8,339**	15,729	13,306	9,170	12,972
Net income	**5,748**	10,263	8,802	6,024	8,556
Per Common Share Data:[(3)]					
Net earnings	**$1.03**	$1.85	$1.58	$1.08	$1.54
Cash dividends paid	**0.64**	0.63	0.60	0.57	0.50
Book value	**11.98**	11.97	10.65	9.70	9.30
Dividend payout ratio	**61.89%**	34.13%	37.89%	52.67%	32.16%
Weighted average number of shares outstanding	**5,559,644**	5,559,644	5,559,644	5,559,644	5,559,644
Number of shares outstanding (year end)	**5,559,644**	5,559,644	5,559,644	5,559,644	5,559,644
Market data:					
High	**$25.00**	$24.30	$23.42	$20.00	$15.27
Low	**$24.30**	$23.42	$18.57	$15.27	$15.12
Trading Volume	**368,454**	924,692	535,264	279,503	104,835
Stockholders of record	**1,343**	1,293	1,181	1,141	1,148
Asset Quality Ratios:					
Nonperforming assets to total assets	**1.14%**	1.39%	1.81%	3.05%	1.18%
Nonperforming assets to loans	**1.63%**	1.95%	2.55%	4.43%	1.57%
Loan loss reserve to nonperforming assets	**65.46%**	55.26%	51.53%	34.92%	82.59%
Net charge-offs to average loans	**0.22%**	0.50%	1.06%	0.83%	0.17%
Provision for loan loss to average loans	**0.27%**	0.35%	0.87%	1.18%	0.40%
Allowance for loan loss to total loans	**1.07%**	1.08%	1.32%	1.55%	1.30%

(1) Average tangible assets represents average assets less average core deposit intangibles.

(2) Average tangible equity represents average equity less average core deposit intangibles.

(3) For the years ended 2004 and 2005 amounts have been restated to reflect a stock dividend of one-third of a share of $1 par value common stock for each share of $1 and $5 par value common stock outstanding, accounted for as a 4-for-3 stock split, effective and payable to stockholders of record as of October 20, 2005.

Introduction

First Guaranty Bancshares, Inc. became the holding company for First Guaranty Bank on July 27, 2007 in a corporate reorganization. Information at or for the year ended December 31, 2006, and any prior periods, reflects the operations of First Guaranty Bank on a stand-alone basis. Prior to becoming the holding company of First Guaranty Bank, First Guaranty Bancshares, Inc. had no assets, liabilities or operations.

This discussion and analysis reflects our financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. Reference should be made to the Consolidated Financial Statements and the Selected Financial Data presented in this report in order to obtain a better understanding of the commentary which follows.

For the years ended 2005 and 2004 all per share data in this discussion has been adjusted to reflect the stock dividend of one-third of a share of the $1 par value common stock for each share of the $1 and $5 par value common stock outstanding, accounted for as a 4-for-3 stock split, effective and payable to stockholders of record as of October 20, 2005. Fractional shares were settled for cash.

Special Note Regarding Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects us from unwarranted litigation, if actual results are different from Management expectations. This discussion and analysis contains forward-looking statements and reflects Management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of factors and uncertainties, which could cause our actual results and experience to differ from the anticipated results and expectations, expressed in such forward-looking statements.

Application of Critical Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

Other-Than-Temporary Impairment of Investment Securities. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline, and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

Allowance for Loan Losses. The Company's most critical accounting policy relates to its allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on the evaluation of the collectability of loans and prior loan loss experience, is an amount Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and that exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors.

Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the "Allowance for Loan Losses" section of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments.
The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on Management's goodwill impairment tests, there was no impairment of goodwill at December 31, 2008. For additional information on goodwill and intangible assets, see Note 8 to the Consolidated Financial Statements.

Financial Condition

Assets. Total assets at December 31, 2008 were $871.4 million, an increase of $63.4 million, or 7.8%, from $808.1 million at December 31, 2007. Federal funds sold decreased $35.0 million from December 31, 2007 to December 31, 2008 and loans for the same period increased $31.1 million. Cash and due from banks increased $54.4 million and interest-earning time deposits with banks increased $19.3 million from 2007 to 2008. Total deposits increased by $57.3 million or 7.9% from 2007 to 2008. At December 31, 2008, long-term borrowings were $8.4 million, an increase of $5.3 million or 170.1%, from $3.1 million at December 31, 2007.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2008 totaled $78.0 million, an increase of $19.3 million when compared to $58.7 million at December 31, 2007. Cash and due from banks increased $54.4 million, and federal funds sold decreased $35.0 million. At December 31, 2008, the Company invested the majority of its excess cash in the Federal Reserve Bank rather than in federal funds sold. The Federal Reserve paid interest of 25 basis points on all reserve balances and excess reserves. This rate was slightly higher than rates being paid at other institutions on overnight federal funds.

Investment Securities. The securities portfolio consisted principally of U.S. Government agency securities, mortgage-backed obligations, asset-backed securities, corporate debt securities and mutual funds or other equity securities. The securities portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of assets.

The securities portfolio totaled $139.2 million at December 31, 2008, representing a decrease of $2.9 million from December 31, 2007. The primary changes in the portfolio consisted of $773.8 million in purchases, calls totaling $40.6 million and maturities of $727.0 million. An other-than-temporary impairment charge totaling $4.6 million was taken on 12 securities during the third quarter of 2008. See Note 5 to the Consolidated Financial Statements for additional information.

At December 31, 2008 approximately 25.1% of the securities portfolio (excluding Federal Home Loan Bank stock) matures in less than one year while securities with maturity dates over ten years totaled 34.1% of the portfolio. At December 31, 2008, the average maturity of the securities portfolio was 3.7 years, compared to the average maturity at December 31, 2007 of 3.3 years.

At December 31, 2008, securities totaling $114.4 million were classified as available for sale and $24.8 million were classified as held to maturity as compared to $105.6 million and $36.5 million, respectively at December 31, 2007.

Securities classified as available for sale are measured at fair market value. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Securities classified as held to maturity are measured at book value. See Note 5 and Note 20 to the Consolidated Financial Statements for additional information.


Total Assets
(in millions)
$607.2
$713.5
$715.2
$808.1
$871.4
2004
2005
2006
2007
2008

The book yields on securities available for sale ranged from 0.0% to 13.3% at December 31, 2008, exclusive of the effect of changes in fair value reflected as a component of stockholders' equity. The book yields on held to maturity securities ranged from 3.6% to 6.1%.

Securities classified as available for sale had gross unrealized losses totaling $5.7 million at December 31, 2008, which includes $5.1 million in unrealized losses on corporate debt securities. The majority of the corporate debt securities with unrealized losses have been in a loss position for less than 12 months. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2007, securities classified as available for sale had gross unrealized losses totaling $0.6 million. See Note 5 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 17.0% and 21.5% at December 31, 2008 and 2007, respectively. At December 31, 2008, $54.1 million of the total securities portfolio did not qualify as pledgeable securities to collateralize repurchase agreements and public funds. Most securities held at December 31, 2007 qualified as pledgeable securities. At December 31, 2008 and 2007, $85.4 million and $131.6 million in securities were pledged, respectively.

Mortgage Loans Held for Sale. The Company did not hold any mortgage loans for sale at December 31, 2008 compared to $4.0 million at December 31, 2007.

Loans. The origination of loans is our primary use of our financial resources and represents the largest component of earning assets. At December 31, 2008, the loan portfolio (loans, net of unearned income) totaled $606.4 million, an increase of approximately $31.1 million, or 5.4%, from the December 31, 2007 level of $575.3 million. The increase in net loans includes $40.6 million in assignments purchased on non-real estate commercial and industrial loans. The loan assignments purchased meet the same underwriting criteria used when making in-house loans.

Loans to related parties are included in total loans. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. At December 31, 2008 and 2007, loans to related parties totaled $22.5 million and $19.1 million, respectively. See Note 14 to the Consolidated Financial Statements for additional information.

Loans represented 77.7% of deposits at December 31, 2008, compared to 79.6% of deposits at December 31, 2007. Loans secured by real estate increased $9.8 million to $465.2 million at December 31, 2008. Commercial and industrial loans increased $24.5 million to $105.6 million at December 31, 2008. Real estate and related loans comprised 76.6% of the portfolio in 2008 as compared to 79.1% in 2007. Commercial and industrial loans comprised 17.4% of the portfolio in 2008 as compared to 14.1% in 2007.

Loan charge-offs taken during 2008 totaled $1.6 million, compared to charge-offs of $3.9 million in 2007. Of the loan charge-offs in 2008, approximately $0.7 million were loans secured by real estate, $0.6 million were commercial and industrial loans and $0.4 million were consumer and other loans. In 2008, recoveries of $0.3 million were recognized on loans previously charged off as compared to $1.2 million in 2007.


Total Loans
(in millions)
$456.1
$491.6
$507.2
$575.3
$606.4
2004
2005
2006
2007
2008

In 2008, loan growth was geographically dispersed between north and south Louisiana (throughout our market area). Increased loan volume from larger commercial real estate customers outpaced loan demand from consumer clients in this period.

Nonperforming Assets. Nonperforming assets were $9.9 million, or 1.1% of total assets at December 31, 2008, compared to $11.2 million, or 1.4% of total assets at December 31, 2007. The decrease resulted from a $1.2 million, or 11.3%, reduction in nonaccrual loans offset with a $0.2 million increase in other real estate. The decrease in nonaccrual loans was primarily a reduction in non-farm non-residential loans. The increase in other real estate was primarily the result of an increase in non-farm nonresidential properties.

Deposits. Total deposits increased by $57.3 million or 7.9%, to $780.4 million at December 31, 2008 from $723.1 million at December 31, 2007. In 2008, noninterest-bearing demand deposits decreased $2.5 million, interest-bearing demand deposits decreased $42.9 million and savings deposits decreased $3.7 million. Time deposits increased $106.4 million, or 31.8% which includes brokered deposits totaling $13.0 million in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). The increase in deposits was due to a $39.4 million increase in individual and business deposits and a $17.9 million increase in public fund deposits. The increase in deposits resulted from a series of marketing campaigns launched in 2008, time deposit promotions and a continued effort to obtain deposit relationships with new and existing loan customers.

Public fund deposits totaled $225.8 million or 28.9% of total deposits at December 31, 2008. At December 31, 2007, public fund deposits represented 28.8% of total deposits with a balance of $207.9 million.

Borrowings. Short-term borrowings decreased $0.6 million in 2008 to $9.8 million at December 31, 2008 from $10.4 million at December 31, 2007. Short-term borrowings are used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2008 and 2007, respectively, was solely comprised of repurchase agreements. Overnight repurchase agreement balances are monitored daily for sufficient collateralization.

Long-term borrowings increased $5.3 million, or 170.1%, to $8.4 million at December 31, 2008, compared to $3.1 million at December 31, 2007. At December 31, 2008, one long-term advance was outstanding at FHLB totaling $8.4 million with a rate of 3.14% and a maturity date of October 1, 2009. At December 31, 2007, long-term borrowings consisted solely of subordinated debt. See Note 10 to the Consolidated Financial Statements.

Stockholders' Equity. Total stockholders' equity decreased $0.6 million or 0.9% to $66.6 million at December 31, 2008 from $67.3 million at December 31, 2007. The decrease in stockholders' equity reflected consolidated net income of $5.7 million during 2008, offset by dividends paid of $3.6 million and changes in unrealized losses on available for sale securities totaling $2.8 million.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

	December 31,					
	2008		2007		2006	
	Balance	As % of Category	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)					
Real estate:						
Construction and land development	**$ 92,029**	**15.2%**	$ 98,127	17.0%	$ 49,837	9.9%
Farmland	**16,403**	**2.7%**	23,065	4.0%	25,582	5.0%
1-4 Family	**79,285**	**13.1%**	84,640	14.7%	67,022	13.2%
Multifamily	**15,707**	**2.6%**	13,061	2.3%	14,702	2.9%
Non-farm non-residential	**261,744**	**43.0%**	236,474	41.1%	256,176	50.5%
Total real estate	**465,168**	**76.6%**	455,367	79.1%	413,319	81.5%
Agricultural	**18,536**	**3.0%**	16,816	2.9%	16,359	3.2%
Commercial and industrial	**105,555**	**17.4%**	81,073	14.1%	59,072	11.6%
Consumer and other	**17,926**	**3.0%**	22,517	3.9%	18,880	3.7%
Total loans, before unearned income	**607,185**	**100.0%**	575,773	100.0%	507,630	100.0%
Less: unearned income	**(816)**		(517)		(435)	
Total loans, net of unearned income	**$606,369**		$575,256		$507,195	

	December 31,			
	2005		2004	
	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)			
Real estate:				
Construction and land development	$ 67,099	13.6%	$ 72,063	15.8%
Farmland	24,903	5.1%	18,303	4.0%
1-4 Family	78,789	16.0%	86,162	18.9%
Multifamily	11,125	2.3%	7,601	1.7%
Non-farm non-residential	223,622	45.5%	178,090	39.0%
Total real estate	405,538	82.5%	362,219	79.4%
Agricultural	11,490	2.3%	9,546	2.1%
Commercial and industrial	54,740	11.1%	59,135	12.9%
Consumer and other	20,078	4.1%	25,495	5.6%
Total loans, before unearned income	491,846	100.0%	456,395	100.0%
Less: unearned income	(264)		(291)	
Total loans, net of unearned income	$491,582		$456,104	

The three most significant categories of our loan portfolio are non-farm non-residential real estate loans, 1-4 family residential loans and land development real estate loans.

The Company's credit policy dictates specific loan-to-value and debt service coverage requirements. The Company generally requires a maximum loan-to-value of 85% and a debt service coverage ratio of 1.25x to 1.0x for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable hazard, title and flood insurance. Loans may have a maximum maturity of five years and a maximum amortization of 25 years. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company generally requires all 1-4 family residential loans to be underwritten based on the Fannie Mae guidelines provided through Desktop Underwriter. These guidelines include the evaluation of risk and eligibility, verification and approval of conditions, credit and liabilities, employment and income, assets, property and appraisal information. It is required that all borrowers have proper hazard, flood and title insurance prior to a loan closing. Appraisals and Desktop Underwriter approvals are good for six months. The Company has an in-house underwriter review the final package for compliance to these guidelines.

The Company generally requires a maximum loan-to value of 75% and a debt service coverage ratio of 1.25x to 1.0x for land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable hazard, title and flood insurance are required. Loans may have a maximum maturity of 12 months for the construction phase and a maximum maturity of 24 months for the sell-out phase. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company will allow exceptions to this policy with appropriate mitigating circumstances and approvals. The Company has a defined credit underwriting process for all loan requests. The Company actively monitors loan concentrations by industry type and will make adjustments to underwriting standards as deemed necessary. The Company has a loan review department that monitors the performance and credit quality of loans. The Company has a special assets department that manages loans that have become delinquent or have serious credit issues associated with them.

For new loan originations, appraisals and evaluations on all properties shall be valid for a period not to exceed two calendar years from the effective appraisal date for non-residential properties and one calendar year from the effective appraisal date for residential properties. However, an appraisal may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the Company's collateral position. This must be supported with a "Validity Check Memorandum".

For renewals with or without new money, any commercial appraisal greater than two years or greater than one year for residential appraisals must be updated with a Validity Check Memorandum. Any renewal loan request, in which new money will be disbursed, whether commercial or residential, and the appraisal is older than five years a new appraisal must be obtained.

The Company does not require new appraisals between renewals unless the loan becomes impaired and is considered collateral dependent. At this time, an appraisal may be ordered in accordance with the Company's Allowance for Loan Losses policy.

The Company does not mitigate risk using products such as credit default agreements and/or credit derivatives. These, accordingly, have no impact on our financial statements.

The Company does not offer loan products with established loan-funded interest reserves.

Loan Maturities by Type. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2008. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	One Year or Less	One Through Five Years	After Five Years	Total
		(in thousands)		
Real estate:				
Construction and land development	$ 68,242	$ 20,096	$ 3,691	$ 92,029
Farmland	13,228	2,005	1,170	16,403
1-4 Family	29,331	22,655	27,299	79,285
Multifamily	13,776	1,855	76	15,707
Non-farm non-residential	187,584	58,753	15,407	261,744
Total real estate	312,161	105,364	47,643	465,168
Agricultural	12,612	3,005	2,919	18,536
Commercial and industrial	55,869	49,567	119	105,555
Consumer and other	8,842	8,998	86	17,926
Total loans before unearned income	$389,484	$166,934	$50,767	$607,185
Less: unearned income				(816)
Total loans, net of unearned income				$606,369

The following table sets forth the scheduled contractual maturities at December 31, 2008 of fixed- and floating-rate loans excluding non-accrual loans.

	December 31, 2008		
	Fixed	Floating	Total
		(in thousands)	
One year or less	$134,750	$244,498	$379,248
One to five years	123,903	43,027	166,930
Five to 15 years	34,478	164	34,642
Over 15 years	16,420	-	16,420
Subtotal	309,551	287,689	597,240
Nonaccrual loans			9,129
Total loans, net of unearned income	$309,551	$287,689	$606,369

At December 31, 2008, fixed rate loans totaled $309.6 million or 51.0% of total loans, an increase from 40.5% of total loans for the same period in 2007. At December 31, 2008, total loans include $218.0 million in loans maturing after December 31, 2009.

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
Construction and land development	**$1,644**	$ 1,841	$ 2,676	$16,376	$ 206
Farmland	**182**	419	33	-	-
1-4 family residential	**1,445**	1,819	3,202	3,548	1,059
Multifamily	**-**	2	-	-	-
Non-farm non-residential	**5,263**	4,950	3,882	153	1,232
Non-real estate loans:					
Agricultural	**-**	-	-	-	-
Commercial and industrial	**275**	978	267	358	514
Consumer and other	**320**	279	302	655	450
Total non-accrual loans	**9,129**	10,288	10,362	21,090	3,461
Loans 90 days and greater delinquent and still accruing:					
Real estate loans:					
Construction and land development	**-**	-	-	-	-
Farmland	**-**	-	-	-	-
1-4 family residential	**185**	544	334	248	370
Multifamily	**-**	-	-	-	-
Non-farm non-residential	**-**	-	-	-	-
Non-real estate loans:					
Agricultural	**-**	-	-	-	-
Commercial and industrial	**17**	-	-	-	28
Consumer and other	**3**	3	-	-	11
Total loans 90 days greater delinquent and still accruing	**205**	547	334	248	409
Restructured loans	**-**	-	51	121	134
Total non-performing loans	**9,334**	10,835	10,747	21,459	4,004
Real estate owned:					
Construction and land development	**89**	84	2,217	-	-
Farmland	**-**	-	-	144	133
1-4 family residential	**223**	170	78	81	554
Multifamily	**-**	-	-	-	-
Non-farm non-residential	**256**	119	245	321	3,018
Non-real estate loans:					
Agricultural	**-**	-	-	-	-
Commercial and industrial	**-**	-	-	-	-
Consumer and other	**-**	-	-	-	-
Total real estate owned	**568**	373	2,540	546	3,705
Total non-performing assets	**$9,902**	$11,208	$13,287	$22,005	$7,709
Ratios:					
Non-performing assets to total loans	**1.63%**	1.95%	2.62%	4.48%	1.69%
Non-performing assets to total assets	**1.14%**	1.39%	1.86%	3.08%	1.27%

For the years ended December 31, 2008 and 2007, gross interest income that would have been recorded had our non-accruing loans been current in accordance with their original terms was $0.5 million and $0.6 million, respectively.

Total non-performing assets at December 31, 2008 decreased $1.3 million to $9.9 million from $11.2 million at December 31, 2007. 1-4 family nonaccrual loans decreased $0.4 million in 2008 primarily due to one loan which was partially written off and the remaining balance was transferred to other real estate. Commercial and industrial nonaccrual loans decreased $0.7 million in 2008 primarily due to three large loans taken out of nonaccrual status. Non-farm non-residential nonaccrual loans increased $0.3 million to $5.3 million at December 31, 2008 from $5.0 million at December 31, 2007. The increase resulted from the addition of four loans totaling $1.0 million. These additions were offset by principal writedowns, balances being paid down and one loan which was paid in full.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered sufficient to absorb potential losses embedded in the loan portfolio. The allowance is increased by the provision for anticipated loan losses as well as recoveries of previously charged off loans and is decreased by loan charge-offs. The provision is the necessary charge to current expense to provide for current loan losses and to maintain the allowance at an adequate level commensurate with Management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and nonperforming assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by its Board of Directors;
- competition and legal and regulatory requirements on borrowers;
- examinations and review by our internal loan review department, independent accountants and third-party independent loan review personnel; and
- examinations of the loan portfolio by federal and state regulatory agencies.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by Management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Allocation of Allowance for Loan Losses. In prior years, the Company used an internal method to calculate the allowance for loan losses which categorized loans by risk rather than by type. We do not have the ability to accurately and efficiently provide the allocation of the allowance for loan losses by loan type for a five-year historical period. Beginning in 2008, the Company modified the allowance calculation to segregate loans by category and allocate the allowance for loan losses accordingly.

The allowance for loan losses calculation considers both qualitative and quantitative risk factors. The quantitative risk factors include, but are not limited to, past due and nonperforming assets, adequacy of collateral, changes in underwriting standings or lending procedures and policies, specific internal analysis of loans requiring special attention and the nature and volume of loans. Qualitative risk factors include, but are not limited to, local and regional business conditions and other economic factors.

The following table shows the allocation of the allowance for loan losses by loan type as of December 31, 2008.

	At December 31, 2008	
	Allowance for Loan Losses	**Percent of loans in each category to total loans**
	(dollars in thousands)	
Real estate loans:		
Construction and land development	**$ 315**	**15.2%**
Farmland	**39**	**2.7%**
1-4 family residential	**1,712**	**13.1%**
Multifamily	**227**	**2.6%**
Non-farm non-residential	**2,572**	**43.0%**
Non-real estate loans:		
Agricultural	**92**	**3.0%**
Commercial and industrial	**1,119**	**17.4%**
Consumer and other	**355**	**3.0%**
Unallocated	**51**	**N/A**
Total	**$6,482**	**100.0%**

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
	2008	2007	2006 (dollars in thousands)	2005	2004
Balance at beginning of period	**$6,193**	$6,675	$7,597	$5,910	$4,942
Charge-offs:					
Real estate loans:					
Construction and land development	**(166)**	(386)	(5,008)	-	-
Farmland	**(10)**	(123)	-	-	-
1-4 family residential	**(260)**	(639)	(59)	(2,001)	(208)
Multifamily	**-**	-	-	-	-
Non-farm non-residential	**(256)**	(1,901)	(208)	-	-
Commercial and industrial loans	**(561)**	(273)	(301)	(1,649)	(313)
Consumer and other	**(360)**	(563)	(312)	(512)	(405)
Total charge-offs	**(1,613)**	(3,885)	(5,888)	(4,162)	(926)
Recoveries:					
Real estate loans:					
Construction and land development	**2**	779	39	-	-
Farmland	**-**	14	-	-	-
1-4 family residential	**10**	14	25	5	20
Multifamily	**-**	-	-	-	-
Non-farm non-residential	**57**	4	40	-	-
Commercial and industrial loans	**10**	148	304	86	152
Consumer and other	**189**	201	139	137	52
Total recoveries	**268**	1,160	547	228	224
Net charge-offs	**(1,345)**	(2,725)	(5,341)	(3,934)	(702)
Provision for loan losses	**1,634**	1,918	4,419	5,621	1,670
Additional provision from acquisition	**-**	325	-	-	-
Balance at end of period	**$6,482**	$6,193	$6,675	$7,597	$5,910
Ratios:					
Net loan charge-offs to average loans	**0.22%**	0.50%	1.06%	0.83%	0.17%
Net loan charge-offs to loans at end of period	**0.22%**	0.47%	1.05%	0.80%	0.15%
Allowance for loan losses to loans at end of period	**1.07%**	1.08%	1.32%	1.55%	1.30%
Net loan charge-offs to allowance for loan losses	**20.75%**	44.00%	80.01%	51.78%	11.88%
Net loan charge-offs to provision charged to expense	**82.32%**	142.04%	120.86%	69.99%	42.04%

Investment Securities Portfolio. The securities portfolio totaled $139.2 million at December 31, 2008 and consisted principally of U.S. Government agency securities, mortgage-backed obligations, asset-backed securities, corporate debt securities and mutual funds or other equity securities. The portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of the balance sheet.

U.S. Government Agency, also known as Government Sponsored Enterprises (GSEs) are privately owned but federally chartered companies. While they enjoy certain competitive advantages as a result of their government charters, their debt obligations are unsecured and are not direct obligations of the U.S. Government. However, debt securities issued by GSEs are considered to be of high credit quality and the senior debt of GSEs is AAA rated. GSEs raise funds through a variety of debt issuance programs, including:

- Federal Home Loan Mortgage Corporation (Freddie Mac)
- Federal National Mortgage Association (Fannie Mae)
- Federal Home Loan Bank (FHLB)
- Federal Farm Credit Bank System (FFCB)

With the variety of GSE-issued debt securities and programs available, investors may benefit from a unique combination of high credit quality, liquidity, pricing transparency and cash flows that can be customized to closely match their objectives.

Mortgage-backed securities (MBS) represent an investment in mortgage loans. An MBS investor owns an interest in a pool of mortgages, which serves as the underlying assets and source of cash flow for the security. The loans backing the MBS are issued by a nation network of lenders consisting or mortgage bankers, savings and loan associations, commercial banks and other lending institutions. MBS are issued by Government National Mortgage Association (GNMA or Ginnie Mae), Federal Home Loan Mortgage Corporation (FHLMC or Freddie MAC) and Federal National Mortgage Association (FNMA or Fannie Mae). Mortgage-backed securities typically carry some of the highest yields of any government or agency security. The secondary market is generally large and liquid, with active trading by dealers and investors.

The risks associated with MBS include interest rate risk (refinancing risk), prepayment risk and extension risk.

Asset-backed are securities whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets. The pool of assets is typically a group of small and illiquid assets that are unable to be sold individually. Pooling the assets allows them to be sold to general investors, a process called securitization, and allows the risk of investing in the underlying assets to be diversified because each security will represent a fraction of the total value of the diverse pool of underlying assets. The pools of underlying assets can include common payments from credit cards, auto loans and mortgage loans, to esoteric cash flows from aircraft leases, royalty payments and movie revenues.

As with all fixed-income securities, the prices of ABS fluctuate in response to changing interest rates in the general economy. When interest rates fall, prices rise, and vice versa. Prices of ABS with floating rates are, of course, much less affected, because the index against which the ABS rate adjusts reflects external interest-rate changes. Some ABS are subject to another type of interest rate risk—the risk that a change in rates may influence the pace of prepayments of the underlying loans, which, in turn, affects yields. Most revolving ABS are also subject to early-amortization events—also known as payout events or early calls. Another risk is the risk of default. This is most often thought of as a borrower's failure to make timely interest and principal payments when due, but default may result from a borrower's failure to meet other obligations as well.

Corporate bonds are fully taxable debt obligations issued by corporations. These bonds fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Corporate bond rates are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and the other terms of the bond, such as a call feature. Corporate bonds have historically been one of the highest yielding of all taxable debt securities. Interest can be paid monthly, quarterly or semi-annually. There are five main sectors of corporate bonds: industrials, banks/finance, public utilities, transportation and Yankee and Canadian bonds.

The secondary market for corporate securities is fairly liquid. Therefore, an investor who wishes to sell a corporate bond will often be able to find a buyer for the security at market prices. However, the market price of a bond might be significantly higher or lower than its face value due to fluctuations in interest rates and other price determining factors. Other factors include credit risk, market risk, even risk, call risk, make-whole call risk and inflation risk.

Mutual funds are a professionally managed type of collective investment scheme that pools money from many investors and invests it in stocks, bonds, short-term money market instruments and/or other securities. The mutual fund will have a fund manager that trades the pooled money on a regular basis. Mutual funds allow investors to spread their investment around widely. That makes it much less risky than investing in one or two stocks.

An equity security is a share in the capital stock of a company (typically common stock, although preferred equity is also a form of capital stock). The holder of an equity security is a shareholder, owning a share, or fractional part of the issuer. Unlike debt securities, which typically require regular payments (interest) to the holder, equity securities are not entitled to any payment. In bankruptcy, they share only in the residual interest of the issuer after all obligations have been paid out to creditors. However, equity generally entitles the holder to a pro rata portion of control of the company, meaning that a holder of a majority of the equity is usually entitled to control the issuer. Equity also enjoys the right to profits and capital gain, whereas holders of debt securities receive only interest and repayment of principal regardless of how well the issuer performs financially. Furthermore, debt securities do not have voting rights outside of bankruptcy. In other words, equity holders are entitled to the "upside" of the business and to control the business.

Equity securities may include, but not be limited to: bank stock, bank holding company stock, listed stock, savings and loan association stock, savings and loan association holding company stock, subsidiary structured as limited liability company, subsidiary structured as limited partnership, limited liability company and unlisted stock.

Equity securities are generally traded on either one of the listed stock exchanges or on the NASDAQ Over-the-Counter market. The market value of equity shares is influence by prevailing economic conditions such as the company's performance (i.e. earnings), supply and demand and interest rates.

At December 31, 2008, $35.0 million or 25.1% of our securities (excluding Federal Home Loan Bank of Dallas stock) were scheduled to mature in less than one year. This includes $29.9 million in discount notes that are being used solely for pledging purposes. When excluding these securities, only 4.7% of our securities mature in less than one year. Securities with maturity dates ten years and over totaled 34.1% of the total portfolio or 43.4% of the portfolio after deducting the discount notes for pledging. The average maturity of the securities portfolio was 3.7 years.

At December 31, 2008, securities totaling $114.4 million were classified as available for sale and $24.8 million were classified as held to maturity, compared to $105.6 million classified as available for sale and $36.5 million classified as held to maturity at December 31, 2007.

Securities classified as available for sale are measured at fair market value and securities classified as held to maturity are measured at book value. The Company obtains fair value measurements from an independent pricing service to value securities classified as available for sale. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. For more information on securities and fair market value see Notes 5 and 19 to the Consolidated Financial Statements.

Securities classified as available for sale had gross unrealized losses totaling $5.7 million at December 31, 2008, which includes $5.1 million in unrealized losses on corporate debt securities. The majority of the corporate debt securities with unrealized losses have been in a loss position for less than 12 months. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2007, securities classified as available for sale had gross unrealized losses totaling $0.6 million. Management periodically assesses the quality of our investment holdings using procedures similar to those used in assessing the credit risks inherent in the loan portfolio. For the third quarter 2008, Management identified 12 securities that were other-than-temporarily impaired. An other-than-temporary impairment charge was taken on these 12 securities totaling $4.6 million. At December 31, 2008, it is Management's opinion that we held no investment securities which bear a greater than the normal amount of credit risk as compared to similar investments and that no securities had an amortized cost greater than their recoverable value. See Notes 5 and 19 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 17.0% for the year December 31, 2008 and 21.5% for the year ended December 31, 2007. All securities held at December 31, 2008 qualified as pledgeable securities, except $54.4 million of debt securities and $0.6 million of equity securities. Securities pledged at December 31, 2008 totaled $85.4 million.

The following tables set forth the composition of our investment securities portfolio (excluding Federal Home Loan Bank of Dallas stock) at the dates indicated.

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
Available for sale:				
U.S. Government Agencies	$ 58,389	$132	$ -	$ 58,521
Mortgage-backed obligations	1,701	82	(5)	1,778
Asset-backed securities	532	-	(439)	93
Corporate debt securities	57,773	644	(5,077)	53,340
Mutual funds or other equity securities	795	26	(147)	674
Total available for sale securities	$119,190	$884	$(5,668)	$114,406
Held to maturity:				
U.S. Government Agencies	$ 22,680	$160	$ -	$ 22,840
Mortgage-backed obligations	2,076	21	(1)	2,096
Total held to maturity securities	$ 24,756	$181	$ (1)	$ 24,936

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available for sale:				
U.S. Government Agencies	$ 92,962	$ 26	$ (25)	$ 92,963
Mortgage-backed obligations	2,016	43	(23)	2,036
Asset-backed securities	1,340	-	(95)	1,245
Corporate debt securities	5,954	50	(214)	5,790
Mutual funds or other equity securities	3,805	22	(291)	3,536
Total available for sale securities	$106,077	$141	$(648)	$105,570
Held to maturity:				
U.S. Government Agencies	$ 33,984	$ 24	$(281)	$ 33,727
Mortgage-backed obligations	2,514	-	(35)	2,479
Total held to maturity securities	$ 36,498	$ 24	$(316)	$ 36,206

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available for sale:				
U.S. Government Agencies	$ 98,369	$ -	$(1,226)	$ 97,143
Mortgage-backed obligations	4,077	39	(103)	4,013
Asset-backed securities	1,385	1	(1)	1,385
Corporate debt securities	7,394	31	(61)	7,364
Mutual funds or other equity securities	1,500	-	(52)	1,448
Total available for sale securities	$112,725	$71	$(1,443)	$111,353
Held to maturity:				
U.S. Government Agencies	$ 43,976	$ -	$(1,280)	$ 42,696
Mortgage-backed obligations	3,023	-	(105)	2,918
Total held to maturity securities	$ 46,999	$ -	$(1,385)	$ 45,614

On September 7, 2008 the U.S. Treasury and the Federal Housing Finance Agency (FHFA) announced that Fannie Mae and Freddie Mac were being placed under conservatorship and giving management control to their regulator, the FHFA. Key provisions of the U.S. Government's Plan announced to date are as follows:

- Dividends on Fannie Mae and Freddie Mac common and preferred stock were eliminated.
- Fannie Mae and Freddie Mac will be required to reduce their mortgage portfolios over time.
- The U.S. Government agreed to provide equity capital to cover mortgage defaults in return for $1 billion of senior preferred stock in Fannie Mae and Freddie Mac and warrants for the purchase of 79.9% of the common stock of Fannie Mae and Freddie Mac.
- The U.S. Government also announced that the U.S. Treasury would provide secured loans to Fannie Mae and Freddie Mac as needed until the end of 2009 and that the U.S. Treasury plans to purchase mortgage-backed securities from Fannie Mae and Freddie Mac in the open market.

During 2008 the Company recorded an impairment writedown totaling $4,611,000. The impairment writedown consisted of three preferred stocks of Fannie Mae and Freddie Mac totaling $3,046,000, on a cost basis, which had unrealized losses of $1,991,000 and $1,010,000, respectively, debt securities totaling $727,000 and $240,000 issued by Lehman Brothers and Washington Mutual which had unrealized losses of $634,000 and $239,000, respectively. The Company also recorded an impairment writedown on $510,000 and $739,000 in asset-backed securities issued by TRAPEZA and ALESCO (CDOs) which had unrealized losses of $344,000 and $409,000, respectively. The impact of the above actions and concerns in the market place about the future value of the preferred stock of Fannie Mae and Freddie Mac, as well as the bankruptcy of Lehman Brothers, the acquisition of Washington Mutual by J.P. Morgan and the material decrease in values in asset-backed securities due to the lack of trading has made it unclear when and if the value of these investments will improve in the future. Given the above developments, Management and the Chairman of the Board of Directors met on October 14, 2008 to review the most recent developments and concluded that the Company's investment in the preferred stock, debt securities and asset-backed securities were other-than-temporarily impaired. Following a full board review of the foregoing, on October 16, 2008, the Company recorded a non-cash other-than-temporary impairment ("OTTI") on these investments for the quarter ending September 30, 2008.

The OTTI charges recorded for the quarter ending September 30, 2008 totaled $4.6 million before tax, $3.0 million after tax.

The Company did not recognize any other impairment charges in 2008 other than those stated above.

Investment Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2008 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
			(dollars in thousands)			
Held to maturity:						
U.S. Government agencies	$ -	$ -	$ 999	4.15%	$ 6,437	5.19%
Mortgage-backed obligations	-	-	262	3.65%	687	4.33%
Total held to maturity securities	$ -	$ -	$ 1,261	4.04%	$ 7,124	5.11%
Available for sale:						
U.S. Government agencies	$29,899	0.02%	$ -	-	$ 5,000	5.98%
Mortgage-backed obligations	-	-	-	-	-	-
Asset-backed securities	-	-	-	-	-	-
Corporate debt securities	5,114	7.54%	32,307	7.38%	14,441	7.38%
Mutual funds or other equity securities	-	-	-	-	-	-
Total available for sale securities	$35,013	1.12%	$32,307	7.38%	$19,441	7.02%

	More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
			(dollars in thousands)		
Held to maturity:					
U.S. Government agencies	$15,244	5.53%	$ 22,680	$ 22,840	5.37%
Mortgage-backed obligations	1,127	4.96%	2,076	2,096	4.58%
Total held to maturity securities	$16,371	5.49%	$ 24,756	$ 24,936	5.31%
Available for sale:					
U.S. Government agencies	$23,490	5.97%	$ 58,389	$ 58,521	2.92%
Mortgage-backed obligations	1,701	5.69%	1,701	1,778	5.69%
Asset-backed securities	532	14.87%	532	93	14.87%
Corporate debt securities	5,911	7.24%	57,773	53,340	7.38%
Mutual funds or other equity securities	795	3.66%	795	674	3.66%
Total available for sale securities	$32,429	6.28%	$119,190	$114,406	5.18%

Deposits. The following table sets forth the distribution of our total deposit accounts, by account type, for the periods indicated.

	December 31,					
	2008			2007		
	Balance	As % of Total	Weighted Average Rate	Balance	As % of Total	Weighted Average Rate
	(dollars in thousands)					
Noninterest-bearing demand	**$118,255**	**15.2%**	**0.0%**	$120,740	16.7%	0.0%
Interest-bearing demand	**180,230**	**23.1%**	**1.3%**	223,142	30.9%	3.1%
Savings	**41,357**	**5.3%**	**0.4%**	45,044	6.2%	0.5%
Time	**440,530**	**56.4%**	**3.6%**	334,168	46.2%	4.6%
Total deposits	**$780,372**	**100.0%**		$723,094	100.0%	

	December 31,		
	2006		
	Balance	As % of Total	Weighted Average Rate
	(dollars in thousands)		
Noninterest-bearing demand	$122,540	19.5%	0.0%
Interest-bearing demand	185,308	29.6%	3.1%
Savings	41,161	6.6%	0.4%
Time	277,284	44.3%	4.2%
Total deposits	$626,293	100.0%	

As of December 31, 2008, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $247.8 million. The following table sets forth the maturity of those certificates as of December 31, 2008, 2007 and 2006.

	December 31,					
	2008		2007		2006	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(dollars in thousands)					
Due in one year or less	**$163,375**	**2.10%**	$140,052	4.43%	$114,793	4.88%
Due after one year through three years	**57,431**	**4.04%**	20,207	4.39%	15,228	4.27%
Due after three years	**26,944**	**4.19%**	7,083	5.14%	12,526	5.07%
Total	**$247,750**	**2.78%**	$167,342	4.46%	$142,547	4.83%


Total Deposits
(in millions)
$481.4
$632.9
$626.3
$723.1
$780.4
2004
2005
2006
2007
2008

Borrowings. The following table sets forth information concerning balances and interest rates on all of our short-term borrowings at the dates and for the periods indicated.

	December 31,		
	2008	2007	2006
		(dollars in thousands)	
Outstanding at year end	**$ 9,767**	$10,401	$ 6,584
Maximum month-end outstanding	**41,321**	45,766	37,353
Average daily outstanding	**11,379**	16,655	23,731
Weighted average rate during the year	**2.16%**	5.18%	5.19%
Average rate at year end	**0.19%**	3.50%	4.41%

At December 31, 2008, long-term debt consisted of an advance from the Federal Home Loan Bank. In October 2008, the Company made an original $10.0 million, amortizing, one year advance, at a rate of 3.14%. The Company makes monthly principal and interest payments. The outstanding balance on the long-term debt was $8.4 million at December 31, 2008.

At December 31, 2007, long-term borrowings consisted of junior subordinated debentures totaling $3.1 million.

These debentures were issued in August 2003 for a 30 year period, callable after five years. The rate was LIBOR plus 300 basis points with quarterly interest payments. In August 2008, the Company redeemed these debentures. See Note 10 to the Consolidated Financial Statements.

Stockholders' Equity and Return on Equity and Assets. Stockholders' equity provides a source of permanent funding, allows for future growth and the ability to absorb unforeseen adverse developments. At December 31, 2008, stockholders' equity totaled $66.6 million compared to $67.3 million at December 31, 2007.

Information regarding performance and equity ratios is as follows:

	December 31,		
	2008	2007	2006
Return on average assets	**0.72%**	1.37%	1.21%
Return on average equity	**8.48%**	16.15%	15.54%
Dividend payout ratio	**61.89%**	34.13%	37.89%

During the first quarter of 2009, total deposits increased to the extent that it resulted in a reduction of regulatory capital ratios. As a result, in March 2009 the Company borrowed $6.0 million on its available line of credit and injected the $6.0 million into the Bank to enhance capital. See Note 24 to the Consolidated Financial Statements for additional information. The Company anticipates First Guaranty Bank maintaining a well capitalized status as defined by regulatory standards.

Results of Operations for the Years Ended December 31, 2008 and 2007

Net Income. Net income for the year ended December 31, 2008 was $5.7 million, a decrease of $4.5 million or 44.0%, from $10.3 million for the year ended December 31, 2007. The largest decrease in net income resulted from a $4.6 million other-than-temporary impairment charge recorded on the securities portfolio in the third quarter of 2008, resulting in a $3.0 million net of tax decrease in net income. See Notes 5 and 19 to the Consolidated Financial Statements. Net interest income decreased by $2.2 million due to market pressure placed on our net interest margin with the decline in market interest rates. In addition, noninterest expense increased due to additional costs related to enhancement of the internal audit and control process, costs associated with education and training of existing and new personnel and the addition of staff.

Earnings per share for the year ended December 31, 2008 was $1.03 per share, a decrease of 44.0% or $0.82 per share from $1.85 per share for the year ended December 31, 2007.

Net Interest Income. Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. Our long-term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2008 was $31.9 million, a decrease of $2.2 million or 6.3%, when compared to $34.1 million in 2007. The decrease in net interest income reflected a decrease in net interest spread and net interest margin as the yield on our interest-earning assets decreased more than the cost of our interest-bearing liabilities. Loans are


Net Interest Income
(in millions)
$25.8
$28.0
$31.7
$34.1
$31.9
2004
2005
2006
2007
2008

our largest interest-earning asset, and 47.4% of our total loans are floating rate loans which are primarily tied to the prime lending rate. During 2008, the prime lending rate decreased 400 basis points which adversely impacted the yield on our interest-earning assets. The cost of our interest-bearing liabilities was adversely impacted by the $106.4 million increase in time deposits, which is currently our most costly interest-bearing liability. As of December 31, 2008, time deposits represented 56.5% of our total deposits, which is an increase from 46.2% of total deposits at December 31, 2007.

Comparing 2008 to 2007, the average yield on interest-earning assets decreased by 150 basis points and the average rate paid on interest-bearing liabilities decreased by 120 basis points. The net yield on interest-earning assets was 4.2% for the year ended December 31, 2008, compared to 4.8% for 2007.

During the first quarter of 2009, the Company borrowed $6.0 million on its available line of credit at a variable interest rate of prime less 100 basis points. As a result of this additional debt, the Company's interest expense will likely increase in future periods.

The net interest income yield shown below in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities (leverage). The leverage for the year ending December 31, 2008 and 2007 was 80.3% and 78.6%, respectively.

The following tables set forth average balance sheets, average yields and costs and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,								
	2008			**2007**			**2006**		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
				(dollars in thousands)					
Assets									
Interest-earning assets:									
Interest-bearing deposits with banks	**$ 5,725**	**$ 224**	**3.9%**	$ 1,977	$ 87	4.4%	$ 2,323	$ 95	4.1%
Securities (including FHLB stock)	**127,586**	**6,594**	**5.2%**	152,990	8,381	5.5%	178,419	9,654	5.4%
Federal funds sold	**17,247**	**392**	**2.3%**	8,083	400	4.9%	3,115	159	5.1%
Loans held for sale	**681**	**45**	**6.6%**	5,216	142	2.7%	577	27	4.7%
Loans, net of unearned income	**600,854**	**40,406**	**6.7%**	543,946	46,470	8.5%	505,623	41,002	8.1%
Total interest-earning assets	**752,093**	**47,661**	**6.3%**	712,212	55,480	7.8%	690,057	50,937	7.4%
Noninterest-earning assets:									
Cash and due from banks	**22,468**			19,569			20,415		
Premises and equipment, net	**15,960**			14,812			12,442		
Other assets	**6,503**			4,644			3,679		
Total	**$797,024**	**$47,661**		$751,237	$55,480		$726,593	$50,937	
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Demand deposits	**$197,822**	**$ 2,650**	**1.3%**	$196,805	$ 6,152	3.1%	$ 180,384	$ 5,657	3.1%
Savings deposits	**43,631**	**193**	**0.4%**	42,564	228	0.5%	42,727	174	0.4%
Time deposits	**346,282**	**12,432**	**3.6%**	297,193	13,673	4.6%	269,016	11,224	4.2%
Borrowings	**16,287**	**458**	**2.8%**	23,450	1,345	5.7%	42,435	2,151	5.1%
Total interest-bearing liabilities	**604,022**	**15,733**	**2.6%**	560,012	21,398	3.8%	534,562	19,206	3.6%
Noninterest-bearing liabilities:									
Demand deposits	**119,379**			121,894			130,742		
Other	**5,854**			5,767			4,649		
Total liabilities	**729,255**	**15,733**		687,673	21,398		669,953	19,206	
Stockholders' equity	**67,769**			63,564			56,640		
Total	**$797,024**	**15,733**		$751,237	21,398		$726,593	19,206	
Net interest income		**$31,928**			$34,082			$31,731	
Net interest rate spread [(1)]			**3.7%**			4.0%			3.8%
Net interest-earning assets [(2)]	**$148,071**			$152,200			$155,495		
Net interest margin [(3)]			**4.2%**			4.8%			4.6%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between (i) changes attributable to rate (change in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed changes (changes that are not attributable to either rate of volume) and (iv) total increase (decrease) (the sum of the previous columns).

	Years Ended December 31,							
	2008 Compared to 2007 Increase (Decrease) Due To				2007 Compared to 2006 Increase (Decrease) Due To			
	Volume	Rate	Rate/ Volume	Increase/ Decrease	Volume	Rate	Rate/ Volume	Increase/ Decrease
	(in thousands)							
Interest earned on:								
Interest-bearing deposits with banks	**$ 165**	**$ (10)**	**$ (18)**	**$ 137**	$ (14)	$ 7	$ (1)	$ (8)
Securities (including FHLB stock)	**(1,392)**	**(474)**	**79**	**(1,787)**	(1,376)	120	(17)	(1,273)
Federal funds sold	**453**	**(216)**	**(245)**	**(8)**	254	(5)	(8)	241
Loans held for sale	**(123)**	**204**	**(178)**	**(97)**	217	(11)	(91)	115
Loans, net of unearned income	**4,862**	**(9,892)**	**(1,034)**	**(6,064)**	3,108	2,194	166	5,468
Total interest income	**3,965**	**(10,388)**	**(1,396)**	**(7,819)**	2,189	2,305	49	4,543
Interest paid on:								
Demand deposits	**32**	**(3,516)**	**(18)**	**(3,502)**	515	(18)	(2)	495
Savings deposits	**6**	**(40)**	**(1)**	**(35)**	(1)	55	-	54
Time deposits	**2,258**	**(3,003)**	**(496)**	**(1,241)**	1,176	1,153	120	2,449
Borrowings	**(411)**	**(685)**	**209**	**(887)**	(962)	283	(127)	(806)
Total interest expense	**1,885**	**(7,244)**	**(306)**	**(5,665)**	728	1,473	(9)	2,192
Change in net interest income	**$ 2,080**	**$ (3,144)**	**$(1,090)**	**$(2,154)**	$ 1,461	$ 832	$ 58	$ 2,351

Provision for Loan Losses. The provision for loan losses was $1.6 million and $1.9 million in 2008 and 2007, respectively. The decreased 2008 provisions were attributable to $1.3 million in net loan charge-offs during 2008 compared to $2.7 million in net loan charge-offs during 2007. Of the loan charge-offs in 2008, approximately $0.7 million were loans secured by real estate of which $0.3 million were commercial real estate and approximately $0.4 million were residential properties. In 2008, recoveries of $0.3 million were recognized on loans previously charged off as compared to $1.2 million in 2007. Of the loan charge-offs during 2007, approximately $3.0 million were loans secured by real estate of which $2.2 million were commercial real estate and approximately $0.8 million were residential properties. The allowance for loan losses at December 31, 2008 was $6.5 million, compared to $6.2 million at December 31, 2007, and was 1.07% and 1.08% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

Noninterest Income. Noninterest income totaled $1.1 million in 2008, a decrease of $3.6 million when compared to $4.7 million in 2007. Service charges, commissions and fees totaled $4.0 million and $3.8 million for the years ended December 31, 2008 and 2007, respectively. Net securities losses were $1,000 in 2008, compared to $478,000 in 2007. Other-than-temporary impairment charges totaling $4.6 million were taken on securities in 2008. See Notes 5 and 19 to the Consolidated Financial Statements. Net gains on sale of loans were $210,000 in 2008 and $272,000 in 2007. Other noninterest income increased $407,000 to $1.5 million in 2008 from $1.1 million in 2007.

Noninterest Expense. Noninterest expense totaled $23.0 million in 2008 and $21.1 million in 2007. Salaries and benefits increased $1.0 million in 2008 to $10.7 million from $9.7 million in 2007. The increase in salaries resulted from the additional key management personnel including an Internal Audit Manager and a Chief Credit Officer. At December 31, 2008, 241 employees represented 224.5 full-time equivalent staff members as compared to 222 full-time equivalent staff members in 2007. Occupancy and equipment expense totaled $2.9 million in 2008 and $2.6 million in 2007. The net cost of other real estate and repossessions decreased $147,000 in 2008 to $249,000, when compared to $396,000 in 2007. Other noninterest expense totaled $9.2 million in 2008, an increase of $726,000 or 8.5% when compared to $8.5 million in 2007.

The following is a summary of the significant components of other noninterest expense:

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2006, 2007 and 2008, the Company paid approximately $2.0 million, $2.2 million and $2.1 million, respectively, for goods and services from related parties. See Note 14 to the Consolidated Financial Statements for additional information.

Income Taxes. The provision for income taxes for the years ended December 31, 2008 and 2007 was $2.6 million and $5.5 million, respectively. The decreased provision for income taxes in 2008 resulted from lower income recognized during 2008 when compared to 2007, which resulted from decreases in net interest income, decreases in noninterest income and increases in noninterest expense. The Company's effective tax rate amounted to 31.1% and 34.8% during 2008 and 2007, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible and various tax credits.

	Years Ended December 31,		
	2008	2007	2006
		(in thousands)	
Other noninterest expense:			
Legal and professional fees	**$1,496**	$1,610	$1,390
Operating supplies	**572**	615	545
Marketing and public relations	**1,131**	842	823
Data processing	**1,063**	955	904
Travel and lodging	**416**	439	280
Taxes - sales and capital	**571**	628	582
Telephone	**185**	211	244
Amortization of core deposit intangibles	**311**	203	525
Other	**3,482**	2,999	2,535
Total other expense	**$9,227**	$8,502	$7,828

Results of Operations for the Years Ended December 31, 2007 and 2006

Net Income. Net income for the year ended December 31, 2007 was $10.3 million, an increase of $1.5 million or 16.6%, from $8.8 million for the year ended December 31, 2006. The increase in income was due primarily to an increase in net interest income and a decrease in the provision for loan losses partially offset by increases in salaries and employee benefits. Net interest income increased $2.4 million in 2007 due to an increase in average balances and the net yield on interest-earning assets. $1.9 million was charged against the provision for loan losses during the year ended December 31, 2007, a decrease of $2.5 million as compared to $4.4 million for the year ended December 31, 2006. Salaries and employee benefits increased by $1.7 million in connection with the additional staff acquired from the Homestead Bank merger in 2007 and from increased support staff.

Earnings per share for the year ended December 31, 2007 was $1.85 per share, an increase of 16.6% or $0.26 per share from $1.58 per share for the year ended December 31, 2006.

Net Interest Income. Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. Our long-term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2007 was $34.1 million, an increase of $2.4 million or 7.4%, as compared to $31.8 million in 2006. The increase in interest income was due principally to increases in the average balances of loans. Also during those same periods, yields on investment securities and loans enhanced interest income. An increase in interest income was partially offset by the increase in interest expense from 2006 to 2007, which was attributable to the increased volume of interest-bearing liabilities and increased cost of funds.

Comparing 2007 to 2006, the average yield on interest-earning assets increased by 40 basis points and the average rate paid on interest-bearing liabilities increased by 20 basis points. The net yield on interest-earning assets was 4.8% for the year ended December 31, 2007, compared to 4.6% for 2006.

The net interest income yield is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities (leverage). Leverage for the years ending December 31, 2007 and 2006 was 78.6% and 77.5%, respectively.

Provision for Loan Losses. The provision for loan losses was $1.9 million and $4.4 million in 2007 and 2006, respectively. The decreased 2007 provisions were attributable to $2.7 million in net loan charge-offs during 2007 compared to $5.3 million in net loan charge-offs during 2006. Of the loan charge-offs in 2007, approximately $3.0 million were loans secured by real estate of which $2.2 million were commercial real estate properties and approximately $0.8 million were residential properties. In 2007, recoveries of $1.2 million were recognized on loans previously charged off as compared to $547,000 in 2006. Of the loan charge-offs during 2006, and the consequent increase in the provision, $4.8 million related specifically to home mortgages. The allowance for loan losses at December 31, 2007 was $6.2 million, compared to $6.7 million at December 31, 2006, and comprised 1.08% and 1.32% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

In July 2007, the Company signed a Final Release and Settlement Agreement with BankInsurance, Inc., the Company's insurance company, for a claim made by the Company under the Financial Institution Bond for suspected fraudulent mortgage loans. Under this Release and Agreement, the Company received $1.1 million. After attorney fees and expenses, the Company recorded a loan recovery totaling $723,000 in 2007.

Noninterest Income. Noninterest income totaled $4.7 million in 2007, an increase of $331,000, compared to $4.4 million in 2006. Service charges, commissions and fees totaled $3.8 million and $3.6 million for the years ended December 31, 2007 and 2006, respectively. Net securities losses were $478,000 in 2007, compared to $234,000 in 2006. As a result of increases in staff and mortgage loan volume, gains on sale of loans were $272,000 in 2007, up $201,000 when compared to $71,000 in 2006. Other noninterest income increased $156,000 to $1.1 million in 2007 from $926,000 in 2006 primarily from increases in bankcard fees and credit card fee income.

Noninterest Expense. Noninterest expense totaled $21.1 million in 2007 and $18.4 million in 2006. Salaries and benefits increased $1.7 million in 2007 to $9.7 million from $7.9 million in 2006. The increase in salaries was primarily related the Homestead Bank merger and to staffing several operational departments, including, credit and audit, to accommodate increased activities. At December 31, 2007, 240 employees represented 222 full-time equivalent staff members as compared to 196 full-time equivalent staff members in 2006. Occupancy and equipment expense totaled $2.6 million in 2007 and $2.3 million in 2006. The net cost of other real estate and repossessions increased $119,000 in 2007 to $396,000 from $277,000 in 2006 due to increases in costs incurred in connection with owning, maintaining and the sale and disposition of other real estate owned. Other noninterest expense totaled $8.5 million in 2007, compared to $7.8 million in 2006, an increase of $673,000 or 8.6%. The increase in other noninterest expense was primarily attributable to increased legal and professional fees, operating supplies, data processing expenses, travel and lodging, sales tax and tax on capital expenses offset by the reduction in amortization of core deposits.

Income Taxes. The provision for income taxes for the years ended December 31, 2007 and 2006 was $5.5 million and $4.5 million, respectively. The higher provision for income taxes in 2007 reflected higher income during 2007 as compared to 2006 resulting from increases in net interest income, reductions in the provision for loan losses offset by increases in noninterest expense. The Company's effective tax rate amounted to 34.8% and 33.8% during 2007 and 2006, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible and various tax credits.

Asset/Liability Management and Market Risk

Asset/Liability Management. Our asset/liability management (ALM) process consists of quantifying, analyzing, and controlling interest rate risk (IRR) to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of ALM is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of loans secured by real estate, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of executive Management and other Bank personnel operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

The interest spread and liability funding discussed below are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities for interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on our various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

To maximize our margin, we attempt to be somewhat more asset sensitive during periods of rising rates and more liability sensitive during periods of falling rates. The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. The mix is relatively difficult to manage. Because of the significant impact on net interest margin from mismatches in repricing opportunities, the asset-liability mix is monitored periodically depending upon Management's assessment of current business conditions and the interest rate outlook. Exposure to interest rate fluctuations is maintained within prudent levels by the use of varying investment strategies.

We monitor interest rate risk using an interest sensitivity analysis set forth on the following table. This analysis, which we prepare monthly, reflects the maturity and repricing characteristics of assets and liabilities over various time periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2008 shown below reflects an asset-sensitive position with a positive cumulative gap on a one-year basis.

	Interest Sensitivity at December 31, 2008				
	3 Months Or Less	Over 3 Months thru 12 Months	Total One Year	Over One Year	Total
			(dollars in thousands)		
Earning Assets:					
Loans (including loans held for sale)	$314,433	$107,028	$421,461	$184,908	$606,369
Securities (including FHLB stock)	32,206	3,722	35,928	104,178	140,106
Federal funds sold	838	-	838	-	838
Other earning assets	21,501	-	21,501	-	21,501
Total earning assets	368,978	110,750	479,728	289,086	$768,814
Source of Funds:					
Interest-bearing accounts:					
Demand deposits	119,905	-	119,905	60,325	180,230
Savings deposits	10,339	-	10,339	31,018	41,357
Time deposits	129,780	136,231	266,011	174,519	440,530
Short-term borrowings	9,767	-	9,767	-	9,767
Long-term borrowings	-	8,355	8,355	-	8,355
Noninterest-bearing, net	-		-	88,575	88,575
Total source of funds	269,791	144,586	414,377	354,437	$768,814
Period gap	99,187	(33,836)	65,351	(65,351)	
Cumulative gap	$ 99,187	$ 65,351	$ 65,351	$ -	
Cumulative gap as a percent of earning assets	12.90%	8.50%	8.50%		

Net Interest Income at Risk. Net interest income (NII) at risk measures the risk of a decline in earnings due to changes in interest rates. The table to the right presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2008. Shifts are measured in 100 basis point increments (+200 through -200 basis points) from base case. Base case encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period; the instantaneous shocks are performed against that yield curve.

Change in Interest Rates	Estimated Increase (Decrease) in NII December 31, 2008
(basis points)	
-200	-21.25%
-100	-11.18%
Stable	0.00%
+100	14.86%
+200	25.96%


Stockholders Equity
(in millions)
$51.7
$53.9
$59.2
$67.2
$66.6
2004
2005
2006
2007
2008

The increasing rate scenarios shows higher levels of net interest income while the decreasing scenarios show higher levels of volatility and subsequently lower levels of net interest income. These scenarios are instantaneous shocks that assume balance sheet management will mirror base case. Should the yield curve begin to rise or fall, Management has several strategies available to maximize earnings opportunities or offset the negative impact to earnings. For example, in a falling rate environment, deposit pricing strategies could be adjusted to further sway customer behavior to non-contractual or short-term (less than 12 months) contractual deposit products which would reset downward with the changes in the yield curve and prevailing market rates. Another opportunity at the start of such a cycle would be reinvesting the securities portfolio cash flows into longer term, non-callable bonds that would lock in higher yields.

Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to net interest income than indicated above. Strategic management of our balance sheet and earnings would be adjusted to accommodate these movements. As with any method of measuring IRR, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring our exposure to interest rate risk.

Liquidity and Capital Resources

Liquidity and Capital Resources. Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities. Including securities pledged to collateralize public fund deposits, these assets represent 22.1%, 20.3% and 19.1% of the total liquidity base at December 31, 2008, 2007 and 2006, respectively. In addition, we maintained borrowing availability with the Federal Home Loan Bank, or FHLB, approximating $63.1 million and $54.7 million at December 31, 2008 and December 31, 2007, respectively. We also maintain federal funds lines of credit totaling $63.2 million at three other correspondent banks, of which $63.2 million was available at December 31, 2008, and $59.7 million was available at December 31, 2007. Management believes there is sufficient liquidity to satisfy current operating needs.

During the first quarter of 2009, total deposits increased to the extent that it resulted in a reduction of regulatory capital ratios. As a result, in March 2009 the Company borrowed $6.0 million on its available line of credit and injected the $6.0 million into the Bank to enhance capital. The interest rate on the line of credit is a floating rate and it set at prime less 100 basis points. The Company intends to repay the debt in full by December 31, 2009.

As a result of this additional debt, the Company's interest expense will likely increase in future periods. See Note 24 to the Consolidated Financial Statements for additional information.

Regulatory Capital. Risk-based capital regulations adopted by the FDIC require banks to achieve and maintain specified ratios of capital to risk-weighted assets. Similar capital regulations apply to bank holding companies. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock and trust preferred securities, net of goodwill and other intangible assets and accumulated other comprehensive income) and total capital in relation to the credit risk of both on and off balance sheet items. Under the guidelines, one of its risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting. All bank holding companies and banks must maintain a minimum total capital to total risk weighted assets ratio of 8.00%, at least half of which must be in the form of core or Tier 1 capital. These guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels.

At December 31, 2008, we satisfied the minimum regulatory capital requirements and were "well capitalized" within the meaning of federal regulatory requirements.

Off-Balance Sheet Arrangements

We had $155.0 million, $105.0 million and $45.0 million in letters of credit issued by the Federal Home Loan Bank at December 31, 2008, 2007 and 2006, respectively, which was used as collateral for public fund deposits.

Contractual Obligations

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2008. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

At of December 31, 2008, our contractual obligations were as follows:

	Payments Due by Period			
	One Year or Less	One Through Three Years	Over Three Years	Total
	(in thousands)			
Operating leases	$ 10	$ 21	$ 85	$ 116
Time deposits	260,298	128,203	52,029	440,530
Short-term borrowings	9,767	-	-	9,767
Long-term borrowings	8,355	-	-	8,355
Total	$278,430	$128,224	$52,114	$458,768

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable or controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits (see the "Asset/Liability Management and Market Risk" section). Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2009.

Quantitative and Qualitative Disclosures about Market Risk

For discussion on this matter, see the "Asset/Liability Management and Market Risk" section of this analysis.

Castaing
Hussey &
Lolan, LLC
— *Certified Public Accountants*

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Donna Lasseigne, CPA
Hilda S. Carriere, CPA

Report Of Independent Registered Accounting Firm

To the Stockholders and Board of Directors
First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Castaing, Hussey & Lolan, LLC

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
March 30, 2009

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	**2007**
	(dollars in thousands, except share data)	
Assets		
Cash and cash equivalents:		
Cash and due from banks	**$ 77,159**	$ 22,778
Interest-earning demand deposits with banks	**20**	30
Federal funds sold	**838**	35,869
Cash and cash equivalents	**78,017**	58,677
Interest-earning time deposits with banks	**21,481**	2,188
Investment securities:		
Available for sale, at fair value	**114,406**	105,570
Held to maturity, at cost (estimated fair value of $24,936 and $36,206, respectively)	**24,756**	36,498
Investment securities	**139,162**	142,068
Federal Home Loan Bank stock, at cost	**944**	955
Loans held for sale	**-**	3,959
Loans, net of unearned income	**606,369**	575,256
Less: allowance for loan losses	**6,482**	6,193
Net loans	**599,887**	569,063
Premises and equipment, net	**16,141**	16,240
Goodwill	**1,980**	1,911
Intangible assets, net	**2,078**	2,383
Other real estate, net	**568**	373
Accrued interest receivable	**4,611**	5,126
Other assets	**6,563**	5,117
Total Assets	**$871,432**	$808,060
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand	**$118,255**	$120,740
Interest-bearing demand	**180,230**	223,142
Savings	**41,357**	45,044
Time	**440,530**	334,168
Total deposits	**780,372**	723,094
Short-term borrowings	**9,767**	10,401
Accrued interest payable	**3,033**	2,956
Long-term borrowings	**8,355**	3,093
Other liabilities	**3,275**	1,254
Total Liabilities	**804,802**	740,798
Stockholders' Equity		
Common stock:		
$1 par value - authorized 100,000,000 shares; issued and outstanding 5,559,644 shares	**5,560**	5,560
Surplus	**26,459**	26,459
Retained earnings	**37,769**	35,578
Accumulated other comprehensive loss	**(3,158)**	(335)
Total Stockholders' Equity	**66,630**	67,262
Total Liabilities and Stockholders' Equity	**$871,432**	$808,060

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2008	2007	2006
	(dollars in thousands, except share data)		
Interest Income:			
Loans (including fees)	**$40,406**	$46,470	$41,002
Loans held for sale	**45**	142	27
Deposits with other banks	**224**	87	95
Securities (including FHLB stock)	**6,594**	8,381	9,654
Federal funds sold	**392**	400	159
Total Interest Income	**47,661**	55,480	50,937
Interest Expense:			
Demand deposits	**2,650**	6,152	5,657
Savings deposits	**193**	228	174
Time deposits	**12,432**	13,673	11,224
Borrowings	**458**	1,345	2,151
Total Interest Expense	**15,733**	21,398	19,206
Net Interest Income	**31,928**	34,082	31,731
Provision for loan losses	**1,634**	1,918	4,419
Net Interest Income after Provision for Loan Losses	**30,294**	32,164	27,312
Noninterest Income:			
Service charges, commissions and fees	**3,990**	3,822	3,604
Net losses on sale of securities	**(1)**	(478)	(234)
Loss on securities impairment	**(4,611)**	-	-
Net gains on sale of loans	**210**	272	71
Other	**1,489**	1,082	926
Total Noninterest Income	**1,077**	4,698	4,367
Noninterest Expense:			
Salaries and employee benefits	**10,653**	9,662	7,926
Occupancy and equipment expense	**2,903**	2,573	2,342
Net cost of other real estate and repossessions	**249**	396	277
Other	**9,227**	8,502	7,828
Total Noninterest Expense	**23,032**	21,133	18,373
Income Before Income Taxes	**8,339**	15,729	13,306
Provision for income taxes	**2,591**	5,466	4,504
Net Income	**$ 5,748**	$10,263	$ 8,802
Per Common Share:			
Earnings	**$1.03**	$1.85	$1.58
Cash dividends paid	**$0.64**	$0.63	$0.60
Average Common Shares Outstanding	**5,559,644**	5,559,644	5,559,644

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock $1 Par	Common Stock $5 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
			(in thousands)			
Balance December 31, 2005 as previously reported	$ 5,076	$2,416	$ 24,527	$ 22,622	$ (718)	$ 53,923
Correction of an error	-	-	-	729	-	729
Balance December 31, 2005 as restated	5,076	2,416	24,527	23,351	(718)	54,652
Net income	-	-	-	8,802	-	8,802
Reclassification of $5 par value into $1 par value	484	(2,416)	1,932			-
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	(187)	(187)
Comprehensive income						8,615
Cash dividends on common stock ($0.60 per share)	-	-	-	(3,335)	-	(3,335)
Balance December 31, 2006	5,560	-	26,459	28,818	(905)	59,932
Net income	-	-	-	10,263	-	10,263
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	570	570
Comprehensive income						10,833
Cash dividends on common stock ($0.63 per share)	-	-	-	(3,503)	-	(3,503)
Balance December 31, 2007	5,560	-	26,459	35,578	(335)	67,262
Net income	-	-	-	5,748	-	5,748
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	(2,823)	(2,823)
Comprehensive income						2,925
Cash dividends on common stock ($0.64 per share)	-	-	-	(3,557)	-	(3,557)
Balance December 31, 2008	**$5,560**	**$ -**	**$26,459**	**$37,769**	**$(3,158)**	**$66,630**

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	**$ 5,748**	$ 10,263	$ 8,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**1,634**	1,918	4,419
Depreciation and amortization	**1,451**	1,238	1,438
Amortization of premium/discount on investments	**(807)**	(1,011)	66
Loss on call/sale of securities	**1**	478	234
Gain on sale of assets	**(211)**	(272)	(81)
Other than temporary impairment charge on securities	**4,611**	-	-
ORE writedowns and loss/(gain) on disposition	**113**	180	(365)
FHLB stock dividends	**(32)**	(134)	(134)
Net decrease (increase) in loans held for sale	**3,959**	31,090	(1,049)
Change in other assets and liabilities, net	**3,090**	(1,270)	(106)
Net Cash Provided By Operating Activities	**19,557**	42,480	13,224
Cash Flows From Investing Activities:			
Proceeds from maturities and calls of HTM securities	**11,740**	10,493	20,604
Proceeds from maturities, calls and sales of AFS securities	**756,642**	627,001	26,770
Funds invested in AFS securities	**(773,772)**	(575,534)	(31,108)
Proceeds from sale of Federal Home Loan Bank stock	**1,900**	4,175	1,797
Funds invested in Federal Home Loan Bank stock	**(1,857)**	(639)	(2,346)
Proceeds from maturities of time deposits with banks	**2,923**	-	-
Funds invested in time deposits with banks	**(22,216)**	-	-
Net increase in loans	**(33,196)**	(31,222)	(29,492)
Proceeds from sale of mortgage servicing rights	**-**	583	-
Purchase of premises and equipment	**(1,017)**	(801)	(2,478)
Proceeds from sales of other real estate owned	**443**	3,103	6,909
Cash paid in excess of cash received in acquisition	**(72)**	(10,646)	-
Net Cash (Used In) Provided By Investing Activities	**(58,482)**	26,513	(9,344)
Cash Flows From Financing Activities:			
Net increase (decrease) in deposits	**57,194**	29,355	(6,615)
Net (decrease) increase in federal funds purchased and short-term borrowings	**(634)**	3,817	(2,397)
Proceeds from long-term borrowings	**10,000**	-	30,000
Repayment of long-term borrowings	**(4,738)**	(64,802)	(25,167)
Dividends paid	**(3,557)**	(3,503)	(3,335)
Net Cash Provided By (Used In) Financing Activities	**58,265**	(35,133)	(7,514)
Net Increase (Decrease) In Cash and Cash Equivalents	**19,340**	33,860	(3,634)
Cash and Cash Equivalents at the Beginning of the Period	**58,677**	24,817	28,451
Cash and Cash Equivalents at the End of the Period	**$78,017**	$58,677	$24,817
Noncash Activities:			
Loans transferred to foreclosed assets	**$ 751**	$ 1,118	$ 8,538
Cash paid during the year:			
Interest on deposits and borrowed funds	**$15,656**	$21,512	$18,241
Income taxes	**$ 1,200**	$ 6,015	$ 5,590

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. (the "Company") is a Louisiana corporation. On July 27, 2007 the Company became the parent of First Guaranty Bank. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank has 17 banking offices and 25 automated teller machines (ATMs) in northern and southern Louisiana.

Summary of significant accounting policies

Information for the year ended December 31, 2006 and any prior period reflects the operations of First Guaranty Bank on a stand-alone basis. Prior to becoming the holding company of First Guaranty Bank, First Guaranty Bancshares, Inc. had no assets, liabilities or operations.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc. (the "Company"), and its wholly owned subsidiary, First Guaranty Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term economic environment and market conditions relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Available for sale investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders' equity and included in other comprehensive income (loss). The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument.

Any security that has experienced a decline in value, which Management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses on security transactions are computed using the specific identification method. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method. The Company did not have any derivative financial instruments as of December 31, 2008 or 2007.

Cash and cash equivalents
For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities
The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. At December 31, 2008, the securities portfolio contained two classifications of securities - held to maturity and available for sale. At December 31, 2008, $114.4 million were classified as available for sale and $24.8 million were classified as held to maturity.

Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these securities is excluded from income and is reported, net of deferred taxes, as a component of stockholders' equity. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the recovery of contractual principal and interest and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company has a required investment in Federal Home Loan Bank stock that is carried at cost that approximates fair value. This stock must be maintained by the Company.

Loans held for sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans
Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. At December 31, 2008 and 2007, $161,000 and $461,000, respectively, in overdrafts have been reclassified to loans. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when Management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Goodwill and intangible assets

Intangible assets are comprised of goodwill and core deposit intangibles. Goodwill is accounted for in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. A goodwill impairment test includes two steps. Step one, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. The Company did not record goodwill impairment charges in 2008.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to 15 years. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements	10-40 years
Equipment, fixtures and automobiles	3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded in the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

The Company accounts for its guarantees in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* ("FIN 45"). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2005.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Changes in Stockholders' Equity and Note 17 of the Consolidated Notes to the Financial Statements.

Earnings per common share

Earnings per share is computed and presented in accordance with SFAS No. 128 *"Earnings Per Share"*. No convertible shares or other agreements to issue common stock are outstanding.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent accounting pronouncements

In January 2009, the FASB Staff Position (FSP) EITF Issue 99-20-1 amends the impairment guidance in EITF Issue No.99-20, *"Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,"* to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and other related guidance. The FSP shall be effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. EITF Issue 99-20-1 resulted in a material impact on the Company's financial condition or results of operations for 2008. See Notes 5 and 19 to the Consolidated Financial Statements.

In November 2008, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset in a Market That is Not Active*, which clarifies the application of Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements*, in an inactive market. Application issues clarified include: how management's internal assumptions should be considered when measuring fair value when relevant observable data do not exist, how observable market information in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. FSP 157-3 is effective immediately and resulted in a material impact on the Company's financial condition or results of operations for 2008. See Notes 5 and 19 to the Consolidated Financial Statements.

In September 2008, the FASB issued EITF No 08-6, *Equity Method Investment Accounting Considerations*, which clarifies how the initial carrying value of an equity method investment should be determined, how the difference between the investor's carrying value and the investor's share of the underlying equity of the investee should be allocated to the underlying assets and liabilities of the investee, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee's issuance of shares should be accounted for and how to account for a change in an investment from the equity method to the cost method. The Company will adopt the provisions of EITF No. 08-6 in the first quarter of 2009, as required, and the impact on the Company's financial condition or results of operations is dependent on the extent of future business combinations.

In June 2008, the FASB ratified EITF Issue No. 08-3, *Accounting for Lessees for Maintenance Deposits Under Lease Arrangements*, (EITF 08-3). EITF 08-3 provides guidance for accounting of nonrefundable maintenance deposits. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. We anticipate the adoption of EITF 08-3 will not have a significant impact to the Company's financial condition or results of operations.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. We anticipate the adoption of SFAS 162 will not have a significant impact to the Company's financial condition or results of operations.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-a, *Accounting for Convertible Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. The FSP requires that proceeds from the issuance of convertible debt instruments be allocated between debt (at a discount) and an equity component. The debt discount will be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. This FSP is effective for fiscal years beginning after December 15, 2008, and will be applied retrospectively to prior periods. We anticipate the adoption of APB 14-a will not have a significant impact to the Company's financial condition or results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets*, (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We anticipate the adoption of FSP 142-3 will not have a significant impact to the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We anticipate the adoption of SFAS No. 161 will not have a significant impact to the Company's financial condition or results of operations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS 160, *Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51*. SFAS 160 establishes new accounting and reporting standards for non-controlling interests in a subsidiary. SFAS 160 will require entities to classify non-controlling interests as a component of stockholders' equity and will require subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. SFAS 160 will also require entities to recognize a gain or loss upon the loss of control of a subsidiary and to re-measure any ownership interest retained at fair value on that date. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. We anticipate the adoption of SFAS No. 160 will not have a significant impact to the Company's financial condition or results of operations.

In December 2007, FASB issued SFAS No. 141R, *Business Combinations* ("SFAS No. 141R") which applies to all business combinations. The statement requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value." All business combinations will be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies will have to identify the acquirer, determine the acquisition date and purchase price, recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed and any non-controlling interests in the acquiree, and recognize goodwill or, in the case of a bargain purchase, a gain. SFAS No. 141R is effective for periods beginning on or after December 15, 2008, and early adoption is prohibited. It will be applied to business combinations occurring after the effective date. We anticipate the adoption of SFAS No. 141R will not have a significant impact to the Company's financial condition or results of operations.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB No. 109"). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. We anticipate the adoption of SAB No. 109 will not have a significant impact to the Company's financial condition or results of operations.

Reclassifications

Certain reclassifications have been made to prior year financial statements in order to conform to the classification adopted for reporting in 2008.

Note 2.
Merger and Acquisition Activity

On July 30, 2007, the Company acquired all of the outstanding stock of Homestead Bancorp, Inc., the holding company for Homestead Bank located in Ponchatoula, Louisiana, for approximately $12.1 million in cash. Homestead Bank and First Guaranty Bank were also merged on July 30, 2007. This transaction was recorded using the purchase accounting method. The Company received the following:

	(in thousands)
Cash and cash equivalents	**$ 1,422**
Securities	**45,000**
Loans, net (including loans held for sale)	**74,357**
Premises and equipment, net	**2,685**
Goodwill	**1,981**
Core deposit and other intangibles	**2,836**
Other assets	**1,382**
Deposits	**(67,503)**
Borrowings	**(49,911)**
Other liabilities	**(109)**
Total purchase price	**$ 12,140**

The acquisition resulted in $4.8 million of intangible assets which includes $2.0 million of goodwill, $2.1 million of core deposit intangibles and $729,000 in mortgage servicing rights. The goodwill acquired is not tax deductible. The core deposit intangible is being amortized over the estimated useful life of 11.4 years using the straight line method.

The results of operations of the acquired company subsequent to the acquisition date are included in the Company's consolidated statements of income.

The merger increased the branch franchise and extended the Company's presence to Walker, Louisiana.

The Company borrowed $12.1 million to acquire Homestead Bancorp, Inc. and Homestead Bank. The Company repaid the debt with cash received from the sale of Homestead Bank securities. The Company sold $46.4 million of securities owned by Homestead Bank, which was comprised of $40.6 million in mortgage-backed securities and $5.8 million in mutual funds. In addition, $46.9 million in Homestead Bank short- and long-term Federal Home Loan Bank (FHLB) advances matured or were prepaid by the Company in 2007.

Note 3.
Correction of an Error

During 2008, the Company discovered an error related to the calculation of deferred tax assets. As a result, a $91,000 adjustment was recorded in current year income. The portion of the error attributable to years prior to December 31, 2005 was recorded as an increase to retained earnings at December 31, 2005 of $729,000. The adjustment is reflected in other assets and in retained earnings. There were no adjustments to income as previously reported for the years ended December 31, 2007 and 2006.

Note 4.
Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2008 and 2007 was $14.1 million and $750,000, respectively. The Company has accounts at various correspondent banks, excluding the Federal Reserve Bank, which exceed the FDIC insured limit of $250,000 by $11.8 million at December 31, 2008. This balance includes $9.7 million at JPMorgan Chase, the correspondent bank which is used to clear cash letters.

Note 5.
Securities

A summary comparison of securities by type at December 31, 2008 and 2007 is shown below.

	December 31, 2008				December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(in thousands)				
Available for sale:								
U.S. Government Agencies	**$ 58,389**	**$132**	**$ -**	**$ 58,521**	$ 92,962	$ 26	$ (25)	$ 92,963
Mortgage-backed obligations	**1,701**	**82**	**(5)**	**1,778**	2,016	43	(23)	2,036
Asset-backed securities	**532**	**-**	**(439)**	**93**	1,340	-	(95)	1,245
Corporate debt securities	**57,773**	**644**	**(5,077)**	**53,340**	5,954	50	(214)	5,790
Mutual funds or other equity securities	**795**	**26**	**(147)**	**674**	3,805	22	(291)	3,536
Total available for sale securities	**$119,190**	**$884**	**$(5,668)**	**$114,406**	$106,077	$141	$(648)	$105,570
Held to maturity:								
U.S. Government Agencies	**$ 22,680**	**$160**	**$ -**	**$ 22,840**	$ 33,984	$ 24	$(281)	$ 33,727
Mortgage-backed obligations	**2,076**	**21**	**(1)**	**2,096**	2,514	-	(35)	2,479
Total held to maturity securities	**$ 24,756**	**$181**	**$ (1)**	**$ 24,936**	$ 36,498	$ 24	$(316)	$ 36,206

The scheduled maturities of securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2008	
	Amortized Cost	Fair Value
	(in thousands)	
Available for sale:		
Due in one year or less	**$ 35,013**	**$ 34,984**
Due after one year through five years	**32,307**	**31,141**
Due after five years through ten years	**19,441**	**17,202**
Over ten years	**32,429**	**31,079**
Total available for sale securities	**$119,190**	**$114,406**
Held to maturity:		
Due in one year or less	**$ -**	**$ -**
Due after one year through five years	**1,261**	**1,278**
Due after five years through ten years	**7,124**	**7,265**
Over ten years	**16,371**	**16,393**
Total held to maturity securities	**$ 24,756**	**$ 24,936**

At December 31, 2008 and 2007, approximately $85.4 million and $131.6 million, respectively, in securities were pledged to secure public fund deposits and for other purposes required or permitted by law. Gross realized gains were $4,000, $0 and $0 for the years ended December 31, 2008, 2007 and 2006, respectively. Gross realized losses were $5,000, $478,000 and $234,000 for the years ended December 31, 2008, 2007 and 2006. The tax (benefit) provision applicable to these realized net (losses)/gains amounted to $0, $(163,000) and $(80,000), respectively. Proceeds from sales of securities classified as available for sale amounted to $0.2 million, $65.2 million and $6.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2008:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)			
Available for sale:						
Mortgage-backed obligations	$ -	$ -	$ 456	$ 5	$ 456	$ 5
Asset-backed securities	-	-	93	439	93	439
Corporate debt securities	29,330	4,559	1,415	518	30,745	5,077
Mutual funds or other equity securities	15	1	604	146	619	147
Total available for sale securities	$29,345	$4,560	$2,568	$1,108	$31,913	$5,668
Held to maturity:						
Mortgage-backed obligations	$ -	$ -	$ 719	$ 1	$ 719	$ 1
Total held to maturity securities	$ -	$ -	$ 719	$ 1	$ 719	$ 1

At December 31, 2008, 156 debt securities and four equity securities have unrealized losses of $5,669,000 or 15.1% of amortized cost. The gross unrealized losses in the portfolio resulted from increases in market interest rates, illiquidity in the market and declines in net income and other financial indicators caused by the national economy and not from deterioration in the creditworthiness of the issuer. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had 136 debt securities and two equity securities that had gross unrealized losses for less than 12 months. Two mortgage-backed securities, one fixed rate and one floating rate, one classified as held to maturity and one classified as available for sale, have also been in a continuous unrealized loss position for 12 months or longer. Also, four corporate debt securities, nine floating rate preferred securities, one floating rate preferred stock, five asset-backed securities and one mutual fund, all classified as available for sale, have been in a continuous unrealized loss position for 12 months or longer. These securities with unrealized losses resulted from increases in interest rates and illiquidity in the market and not from deterioration in the creditworthiness of the issuer.

Irrespective of the classification, accounting and reporting treatment as AFS or HTM securities, if any decline in the market value of a security is deemed to be other than temporary, then the security's carrying value shall be written down to fair value and the amount of the writedown reflected in earnings. Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, Management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry reports.

The amount of investment securities issued by government agencies, mortgage-backed and asset-backed securities with unrealized losses and the amount of unrealized losses on those investment securities are primarily the result of market interest rates and illiquidity in the market. The company has the ability and intent to hold these securities until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by financial institutions, insurance and real estate companies. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms. The market values of corporate bonds have declined over the last several months due to larger credit spreads on financial sector debt as well as the real estate markets. The Company believes that each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

Other than the corporate debt securities, the Company attributes the unrealized losses mainly to increases in market interest rates over the yield available at the time the underlying securities were purchased and does not expect to incur a loss unless the securities are sold prior to maturity. Corporate debt securities consisted primarily of corporate bonds issued by financial institutions, insurance and real estate companies. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms.

Overall market declines, particularly in the banking and financial institution sectors, as well as the real estate market, are a result of significant stress throughout the regional and national economy. Securities with unrealized losses, in which the Company has not already taken an OTTI charge, are currently performing according to their contractual terms. Management has the intent and ability to hold these securities for the foreseeable future. The fair value is expected to recover as the securities approach their maturity or repricing date or if market yields for such investments decline. As a result of uncertainties in the market place affecting companies in the financial services industry, it is at least reasonably possible that a change in the estimate will occur in the near term. The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment.

During 2008 the Company recorded an impairment writedown totaling $4,611,000. The impairment writedown consisted of three preferred stocks of Fannie Mae and Freddie Mac totaling $3,046,000, on a cost basis, which had unrealized losses of $1,991,000 and $1,010,000, respectively, debt securities totaling $727,000 and $240,000 issued by Lehman Brothers and Washington Mutual which had unrealized losses of $634,000 and $239,000, respectively. The Company also recorded an impairment writedown on $510,000 and $739,000 in asset-backed securities issued by TRAPEZA and ALESCO (CDOs) which had unrealized losses of $344,000 and $409,000, respectively.

At December 31, 2008, the Company's exposure to two investment security issuers exceeded 10% of stockholders' equity as follows:

	Amortized Cost	**Fair Value**
	(in thousands)	
Federal Home Loan Bank (FHLB)	**$23,339**	**$23,456**
Federal National Mortgage Association (Fannie Mae)	**56,217**	**56,412**
Total	**$79,556**	**$79,868**

Note 6.
Loans and Allowance for Loan Losses

The following table summarizes the components of the Company's loan portfolio as of December 31, 2008 and 2007:

	December 31,			
	2008		2007	
	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)			
Real estate				
Construction and land development	**$ 92,029**	**15.2%**	$ 98,127	17.0%
Farmland	**16,403**	**2.7%**	23,065	4.0%
1-4 Family	**79,285**	**13.1%**	84,640	14.7%
Multifamily	**15,707**	**2.6%**	13,061	2.3%
Non-farm non-residential	**261,744**	**43.0%**	236,474	41.1%
Total real estate	**465,168**	**76.6%**	455,367	79.1%
Agricultural	**18,536**	**3.0%**	16,816	2.9%
Commercial and industrial	**105,555**	**17.4%**	81,073	14.1%
Consumer and other	**17,926**	**3.0%**	22,517	3.9%
Total loans before unearned income	**607,185**	**100.0%**	575,773	100.0%
Less: unearned income	**(816)**		(517)	
Total loans after unearned income	**$606,369**		$575,256	

The following table summarizes fixed and floating rate loans by maturity and repricing frequencies as of December 31, 2008:

	December 31, 2008		
	Fixed	Floating	Total
	(in thousands)		
One year or less	**$134,750**	**$244,498**	**$379,248**
One to five years	**123,903**	**43,027**	**166,930**
Five to 15 years	**34,478**	**164**	**34,642**
Over 15 years	**16,420**	**-**	**16,420**
Subtotal	**309,551**	**287,689**	**597,240**
Nonaccrual loans			**9,129**
Total loans after unearned income	**$309,551**	**$287,689**	**$606,369**

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		
	2008	2007	2006
		(in thousands)	
Balance, beginning of year	**$ 6,193**	$ 6,675	$7,597
Additional provision from acquisition	**-**	325	-
Provision charged to expense	**1,634**	1,918	4,419
Loans charged off	**(1,613)**	(3,885)	(5,888)
Recoveries	**268**	1,160	547
Balance, end of year	**$ 6,482**	$ 6,193	$6,675

The allowance for loan losses is reviewed by Management on a monthly basis and additions thereto are recorded in order to maintain the allowance at an adequate level. In assessing the adequacy of the allowance, Management considers a variety of internal and external factors that might impact the performance of individual loans. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact Management's assessment of each loan and its overall impact on the adequacy of the allowance for loan losses.

As of December 31, 2008, 2007 and 2006, the Company had loans totaling $9.1 million, $10.3 million and $10.4 million, respectively, on which the accrual of interest had been discontinued. As of December 31, 2008, 2007 and 2006, the Company had loans past due 90 days or more and still accruing interest totaling $205,000, $547,000 and $334,000, respectively.

The average amount of non-accrual loans in 2008 was $9.9 million compared to $10.3 million in 2007. Had these loans performed in accordance with their original terms, the Company's interest income would have been increased by approximately $0.5 million and $0.6 million for the years ended December 31, 2008 and 2007, respectively. Impaired loans at December 31, 2008 and 2007, including non-accrual loans, amounted to $11.4 million and $10.1 million, respectively. The portion of the allowance for loan losses allocated to all impaired loans amounted to $1.4 million and $0.9 million at December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of information pertaining to impaired loans as of December 31:

	2008	2007
	(in thousands)	
Impaired loans without a valuation allowance	**$ 6,084**	$ 2,559
Impaired loans with a valuation allowance	**5,267**	7,523
Total impaired loans	**$11,351**	$10,082
Valuation allowance related to impaired loans	**$ 1,353**	$ 879
Total nonaccrual loans	**$ 9,129**	$10,288
Total loans past due ninety days and still accruing	**$ 205**	$ 547

	2008	2007	2006
		(in thousands)	
Average investment in impaired loans	**$ 9,027**	$ 7,571	$17,128
Interest income recognized on impaired loans	**$ 1,049**	$ 764	$ 1,946
Interest income recognized on a cash basis on impaired loans	**$ 283**	$ 182	$ 1,636

Note 7.
Premises and Equipment

The major categories comprising premises and equipment at December 31, 2008 and 2007 are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Land	**$ 4,693**	$ 4,301
Bank premises	**15,333**	15,135
Furniture and equipment	**13,763**	13,431
Acquired value	**33,789**	32,867
Less: accumulated depreciation	**17,648**	16,627
Net book value	**$16,141**	$16,240

Depreciation expense amounted to approximately $1.0 million, $0.9 million and $0.8 million for 2008, 2007 and 2006, respectively.

Note 8.
Goodwill and Other Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"*. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the provision of SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. Goodwill for the year ended December 31, 2008 was $2.0 million and was acquired in the Homestead acquisition in 2007. No impairment charges were recognized during 2008.

Mortgage servicing rights totaled $29,000 at December 31, 2008 and $24,000 at December 31, 2007.

Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The core deposit intangibles reflect the value of deposit relationships, including the beneficial rates, which arose from the purchase of other financial institutions and the purchase of various banking center locations from one single financial institution. The following table summarizes the Company's purchased accounting intangible assets subject to amortization:

	December 31,					
	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Core deposit intangibles	**$7,997**	**$5,948**	**$2,049**	$7,997	$5,638	$2,359
Mortgage servicing rights	**32**	**3**	**29**	24	-	24
Total	**$8,029**	**$5,951**	**$2,078**	$8,021	$5,638	$2,383

Amortization expense relating to purchase accounting intangibles totaled $311,000, $203,000 and $525,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted average amortization period of these assets is 9.3 years. Estimated future amortization expense is as follows:

For the Years Ended December 31,	Estimated Amortization Expense
	(in thousands)
2009	$292
2010	218
2011	218
2012	216
2013	185

These estimates do not assume the addition of any new intangible assets that may be acquired in the future nor any writedowns resulting from impairment.

Note 9.
Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $247.8 million and $167.3 million at December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

	December 31, 2008
	(in thousands)
Due in one year or less	**$260,299**
Due after one year through three years	**128,202**
Due after three years	**52,029**
Total	**$440,530**

The table above includes brokered deposits totaling $13.0 million in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). At December 31, 2007, the Company did not have any brokered deposits.

Note 10.
Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Securities sold under agreements to repurchase	**$9,767**	$10,401
Total short-term borrowings	**$9,767**	$10,401

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily.

The Company's available lines of credit with correspondent banks, including the Federal Home Loan Bank (FHLB), totaled $140.4 million at December 31, 2008 and $129.4 million at December 31, 2007.

At December 31, 2008 the Company had $130.6 million in blanket lien availability (primarily secured by commercial real estate loans) and $95.0 million in custody status availability (primarily secured by commercial real estate loans and 1-4 family mortgage loans). Total gross availability was $225.6 million at December 31, 2008 but was reduced by its outstanding long-term advance totaling $8.4 million and letters of credit totaling $155.0 million. Net availability with the FHLB at December 31, 2008 was $62.2 million.

In April 2007, the FHLB reinstated blanket lien status. Management chose to retain some of its loans at the FHLB in custody status enabling higher credit availability. At December 31, 2007 the Company had $87.1 million in blanket lien availability and $72.8 million in custody status availability. Total gross availability was $159.9 million at December 31, 2007, but was reduced by its outstanding letters of credit totaling $105.0 million. Net availability with the FHLB at December 31, 2007 was $54.9 million.

With the exception of the FHLB, no other lines were outstanding with any other correspondent bank at December 31, 2008 or December 31, 2007.

The following schedule provides certain information about the Company's short-term borrowings during 2008 and 2007:

	December 31, 2008	2007	2006
		(dollars in thousands)	
Outstanding at year end	**$ 9,767**	$10,401	$ 6,584
Maximum month-end outstanding	**41,321**	45,766	37,353
Average daily outstanding	**11,379**	16,655	23,731
Weighted average rate during the year	**2.16%**	5.18%	5.19%
Average rate at year end	**0.19%**	3.50%	4.41%

At December 31, 2008, one long-term advance was outstanding at the FHLB totaling $8.4 million with a rate of 3.14% and a maturity date of October 1, 2009.

At December 31, 2008, letters of credit issued by the FHLB totaling $155.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2009. At December 31, 2007, the Company had $105.0 million in letters of credit issued by the FHLB which all expired in 2008 and were carried as off-balance sheet items. The letters of credit are solely used for pledging towards public fund deposits. See Note 18 to the Consolidated Financial Statements for additional information.

In 2007, the Company assumed $3.1 million in subordinated debentures in the Homestead Bank acquisition. The debentures were issued in 2003 by the Homestead Bancorp Trust I, a statutory trust. The interest rate on the debentures was LIBOR plus 300bp and reset quarterly. The securities had a term of 30 years, callable after five years, with interest payments due on a quarterly basis.

In July 2008, the Company requested regulatory approval for the redemption of the junior subordinated debentures. As a condition of the approval of the redemption, the Federal Reserve Bank of Atlanta requested, until further notice, that the Company obtain prior written approval before incurring any indebtedness, declaring or paying any corporate dividends or redeeming any corporate stock. Also, the Louisiana Office of Financial Institutions requested that the Bank obtain prior approval before paying any dividends until compliant with LSA-R.S. 6:263(C). On August 8, 2008, the $3.1 million in junior subordinated debentures were redeemed.

Note 11.
Preferred Stock

The number of authorized shares of preferred stock is 100,000 shares of $1,000 par value. There is no preferred stock outstanding.

Note 12.
Minimum Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2008 and 2007, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2008						
Total risk-based capital:						
First Guaranty Bancshares, Inc.	**$72,157**	**10.26%**	**$56,242**	**8.00%**	**N/A**	**N/A**
First Guaranty Bank	**71,584**	**10.19%**	**56,190**	**8.00%**	**70,237**	**10.00%**
Tier 1 capital:						
First Guaranty Bancshares, Inc.	**65,675**	**9.34%**	**28,121**	**4.00%**	**N/A**	**N/A**
First Guaranty Bank	**65,093**	**9.27%**	**28,095**	**4.00%**	**42,142**	**6.00%**
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	**65,675**	**8.01%**	**32,783**	**4.00%**	**N/A**	**N/A**
First Guaranty Bank	**65,093**	**7.95%**	**32,754**	**4.00%**	**40,942**	**5.00%**
December 31, 2007						
Total risk-based capital:						
First Guaranty Bancshares, Inc.	$71,556	11.09%	$51,600	8.00%	N/A	N/A
First Guaranty Bank	71,006	11.02%	51,558	8.00%	64,447	10.00%
Tier 1 capital:						
First Guaranty Bancshares, Inc.	65,364	10.13%	25,800	4.00%	N/A	N/A
First Guaranty Bank	64,813	10.06%	25,779	4.00%	38,668	6.00%
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	65,364	7.38%	35,414	4.00%	N/A	N/A
First Guaranty Bank	64,813	8.22%	31,556	4.00%	39,444	5.00%

Note 13.
Dividend Restrictions

The Federal Reserve Bank has stated that generally, a bank holding company, should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions. The Company is currently required to obtain prior written approval from the Federal Reserve Bank before declaring or paying any corporate dividend.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2009 without permission will be limited to 2009 earnings.

Accordingly, at January 1, 2009, $66,060,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $7,158,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 14.
Related Party Transactions

In the normal course of business, the Company has loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2008 follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Balance, beginning of year	**$19,120**	$19,989
New loans	**18,947**	12,850
Repayments	**(15,610)**	(13,719)
Balance, end of year	**$22,457**	$19,120

Unfunded commitments to the Company's directors and executive officers totaled $12.4 million and $16.9 million at December 31, 2008 and 2007, respectively. During 2008, there were no participations in loans purchased from affiliated financial institutions. At December 31, 2007 there were $0.8 million in participations in loans purchased from affiliated financial institutions included in the Company's loan portfolio. Participations sold to affiliated financial institutions totaled $10.4 million and $10.3 million at December 31, 2008 and 2007, respectively.

During the years ended 2008, 2007 and 2006, the Company paid approximately $504,000, $715,000 and $633,000, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), of which Mr. Marshall T. Reynolds, the Chairman of the Company's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 41.8% of the capital stock as of January 16, 2009; approximately $1.3 million, $1.1 million and $0.9 million, respectively, to participate in the Champion Industries, Inc. employee medical benefit plan; and approximately $183,000, $245,000 and $134,000, respectively, to Sabre Transportation, Inc. for travel expenses of the Chairman and other directors. These expenses include, but are not limited to, the utilization of an aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

During the years ended 2008, 2007 and 2006, the Company engaged the services of Cashe, Lewis, Coudrain and Sandage, attorneys-at-law, of which Mr. Alton Lewis, a director of the Company, is a partner, to represent the Company with certain legal matters. Mr. Lewis has a 25% ownership interest in the law firm. The fees paid for these legal services totaled $162,000, $178,000 and $291,000 for the years ended 2008, 2007 and 2006, respectively.

Note 15.
Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer one to 20 percent of their base salaries, six percent of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $64,000, $115,000 and $101,000 in 2008, 2007 and 2006, respectively.

An Employee Stock Ownership Plan ("ESOP") benefits all eligible employees. Full-time employees who have been credited with at least 1,000 hours of service during a 12 consecutive month period and who have attained age 21 are eligible to participate in the ESOP. The plan document has been approved by the Internal Revenue Service. Contributions to the ESOP are at the sole discretion of the Company.

Voluntary contributions of $100,000 to the ESOP were made in 2008, 2007 and 2006 for the purchase of shares from third parties at market value. At December 31, 2008, the ESOP had acquired 3,703 shares of $1 par value common stock at a cost of $93,000 for the 2008 contribution and had distributions of 174 shares bringing the total shares allocated to 21,882 shares.

In 2007, the ESOP acquired 3,843 shares of $1 par value common stock for a cost of $90,000. In 2006, the ESOP acquired 3,820 shares of $1 par value common stock for a cost of $89,000. An analysis of ESOP shares allocated is presented below:

	December 31,		
	2008	**2007**	**2006**
Shares allocated, beginning of year	**18,353**	14,510	10,690
Shares allocated, during the year	**3,703**	3,843	3,820
Shares distributed, during the year	**(174)**	-	-
Allocated shares held by ESOP, end of year	**21,882**	18,353	14,510

Note 16.
Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

	Years Ended December 31,		
	2008	**2007**	**2006**
		(in thousands)	
Current	**$ 5,423**	$4,632	$4,046
Deferred	**(2,727)**	213	617
Tax credits	**(105)**	(81)	(135)
Tax benefits attributable to items charged to goodwill	**-**	726	-
Benefit of operating loss carryforward	**-**	(24)	(24)
Total	**$ 2,591**	$5,466	$4,504

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	Years Ended December 31,		
	2008	2007	2006
	(in thousands, except for percentages)		
Statutory tax rate	**34.3%**	34.2%	34.2%
Federal income taxes at statutory rate	**$2,860**	$5,379	$4,551
Tax credits	**(105)**	(81)	(135)
Other	**(164)**	168	88
Total	**$2,591**	$5,466	$4,504

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carryforwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred tax assets (liabilities). The significant components of deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	Years Ended December 31,	
	2008	2007
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 2,204**	$2,023
Other real estate owned	**45**	85
Impairment writedown on securities	**1,568**	-
Unrealized loss on available for sale securities	**1,627**	172
Other	**96**	84
Gross deferred tax assets	**$ 5,540**	$2,364
Deferred tax liabilities:		
Depreciation and amortization	**(1,018)**	(1,095)
Other	**(308)**	(695)
Gross deferred tax liabilities	**(1,326)**	(1,790)
Net deferred tax assets	**$ 4,214**	$ 574

As of December 31, 2008 and 2007, there were no net operating loss carryforwards for income tax purposes.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statue of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 17. Comprehensive Income

The following is a summary of the components of other comprehensive income as presented in the Statements of Changes in Stockholders' Equity:

	December 31,		
	2008	**2007**	**2006**
		(in thousands)	
Unrealized (loss) gain on available for sale securities, net	**$(8,889)**	$387	$(517)
Reclassification adjustments for net losses, realized net income	**4,612**	478	234
Other comprehensive (loss) income	**(4,277)**	865	(283)
Income tax benefit (provision) related to other comprehensive income	**1,454**	(295)	96
Other comprehensive (loss) income, net of income taxes	**$(2,823)**	$570	$(187)

Note 18. Off-Balance Sheet Items

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contractual or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments in 2008 or 2007.

A summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2008 and 2007 follows:

	December 31,	
	2008	**2007**
	(in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$90,938**	$92,342
Standby letters of credit	**7,647**	6,035

Note 19. Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, *"Fair Value Measurements"*, for financial assets and liabilities. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements at December 31, 2008, Using			
	Assets/Liabilities Measured at Fair Value	**Quoted Prices In Active Markets For Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
	December 31, 2008	**(Level 1)**	**(Level 2)**	**(Level 3)**
Available for sale securities *(in thousands)*	**$114,406**	**$32,898**	**$81,508**	**$-**

Available for Sale Securities. Securities classified as available for sale are reported at fair value utilizing Level 1, Level 2 and Level 3 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Cash flow valuations were done on these securities to facilitate in the calculation of the other-than-temporary impairment charge taken on those securities in 2008. See Note 5 to the Consolidated Financial Statements.

Impaired Loans. Certain financial assets such as impaired loans are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The fair value of impaired loans was $11.4 million at December 31, 2008. The fair value of impaired loans is measured by either the obtainable market price (Level 1), the fair value of the collateral as determined by appraisals or independent valuation (Level 2), or the present value of expected future cash flows discounted at the effective interest rate of the loan (Level 3).

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. The Company will defer application of SFAS 157 for nonfinancial assets and nonfinancial liabilities until January 1, 2009.

Note 20.
Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company's financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased. These items are generally short-term in nature and, accordingly, the carrying amounts reported in the Statements of Condition are reasonable approximations of their fair values.

Interest-bearing time deposits with banks. Time deposits are purchased from other financial institutions for investment purposes. Time deposits with banks do not have a balance greater than $250,000. Interest earned is paid monthly and not reinvested as principal. The carrying amount of interest-bearing time deposits with banks approximates its fair value.

Investment securities. Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans held for sale. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans, net. Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on a item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest receivable. The carrying amount of accrued interest receivable approximates its fair value.

Deposits. Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest payable. The carrying amount of accrued interest payable approximates its fair value.

Borrowings. The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company's long-term borrowings is actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on a item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Other unrecognized financial instruments. The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2008 and 2007, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying values of the financial instruments at December 31, 2008 and 2007 are presented in the following table:

	December 31,			
	2008		2007	
	Estimated Carrying Value	Fair Value	Estimated Carrying Value	Fair Value
	(in thousands)			
Assets				
Cash and cash equivalents	**$ 78,017**	$ 78,017	$ 58,677	$ 58,677
Interest-bearing time deposits with banks	**21,481**	21,578	2,188	2,188
Available for sale securities	**114,406**	114,406	105,570	105,570
Held to maturity securities	**24,756**	24,936	36,498	36,206
Federal Home Loan Bank stock	**944**	944	955	955
Loans held for sale	**-**	-	3,959	3,959
Loans, net	**599,887**	606,486	569,063	566,616
Accrued interest receivable	**4,611**	4,611	5,126	5,126
Liabilities				
Deposits	**$780,372**	$786,928	$723,094	$720,744
Borrowings	**18,122**	18,224	13,494	13,491
Accrued interest payable	**3,033**	3,033	2,956	2,956

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally priced at market.

Note 21. Concentrations of Credit and Other Risks

Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although we have a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $8.0 million to any single borrower or group of related borrowers.

A significant portion of the Company's deposits (approximately 28.9%) is derived from local governmental agencies. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with us. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings.

Note 22.
Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management's belief that the ultimate resolution of such claims will not have a material adverse effect on the Company's financial position or results of operations.

Note 23.
Commitments and Contingencies

In the ordinary course of business, various outstanding commitments and contingent liabilities arise that are not reflected in the accompanying financial statements. Included among these contingent liabilities are certain provisions in agreements, entered into with outside third parties, to sell loans that may require the Company to repurchase if it becomes delinquent within a specified period of time.

Note 24.
Subsequent Event

During the first quarter of 2009, total deposits have increased to the extent that it resulted in a reduction of regulatory capital ratios. As a result, in March 2009 the Company borrowed $6.0 million on its available line of credit and injected the $6.0 million into the Bank to enhance capital. The interest rate on the line of credit is a floating rate and is set at prime less 100 basis points. The debt is secured by 100% of the Bank's common stock. The Company intends to repay the debt in full by December 31, 2009. As a result of this additional debt, the Company's interest expense will likely increase in future periods.

Note 25.
Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. (parent company only) for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

	Years ended December 31,	
	2008	**2007**
	(in thousands)	
Assets		
Cash	**$ 93**	$ 49
Investment in bank subsidiary	**66,060**	69,008
Other assets	**662**	623
Total Assets	**$66,815**	$69,680
Liabilities and Stockholders' Equity		
Junior subordinated debentures	**-**	3,093
Other liabilities	**185**	54
Stockholders' Equity	**66,630**	66,533
Total Liabilities and Stockholders' Equity	**$66,815**	$69,680

First Guaranty Bancshares, Inc.
Condensed Statements of Income

	Years ended December 31,	
	2008	**2007**
	(in thousands)	
Operating Income		
Dividends received from bank subsidiary	**$7,200**	$19,630
Other income	**143**	4
Total operating income	**7,343**	19,634
Operating Expense		
Interest expense	**152**	233
Other expense	**703**	448
Total operating expense	**855**	681
Income before income tax expense and increase in equity in undistributed earnings of subsidiary	**6,488**	18,953
Income tax benefit	**289**	220
Income before increase in equity in undistributed earnings of subsidiary	**6,777**	19,173
Decrease in equity in undistributed earnings of subsidiary	**(1,029)**	(15,222)
Net Income	**$5,748**	$3,951

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flows

	Years ended December 31,	
	2008	**2007**
	(in thousands)	
Cash Flows From Operating Activities		
Net income	**$ 5,748**	$ 3,951
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for deferred income taxes	**(16)**	-
Decrease in equity in undistributed earnings of subsidiary	**1,029**	15,222
Net change in other liabilities	**65**	(17)
Net change in other assets	**(132)**	(49)
Net Cash Provided By Operating Activities	**6,694**	19,107
Cash Flows From Investing Activities		
Payments for investments in and advances to subsidiary	-	(5,489)
Cash paid in excess of cash received in acquisition	-	(11,790)
Net Cash Used in Investing Activities	-	(17,279)
Cash Flows From Financing Activities		
Proceeds from purchased funds and other short-term borrowings	-	17,640
Repayments of purchased funds and other short-term borrowings	-	(17,640)
Repayment of long-term debt	**(3,093)**	-
Dividends paid	**(3,557)**	(1,779)
Net Cash Used In Financing Activities	**(6,650)**	(1,779)
Net Increase In Cash and Cash Equivalents	**44**	49
Cash and Cash Equivalents at the Beginning of the Period	**49**	-
Cash and Cash Equivalents at the End of the Period	**$ 93**	$ 49

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There is no liquid or active market for our common stock. The Company's shares of common stock are not traded on a stock exchange or in any established over-the-counter market. Trades occur primarily between individuals at a price mutually agreed upon by the buyer and seller. Trading in the Company's common stock has been infrequent and such trades cannot be characterized as constituting an active trading market. Based on information recorded in the Company's Stock Transfer Agent records, Management believes that approximately 368,454 shares of the Company's common stock were traded during 2008 of which 137,626 shares were traded in the fourth quarter of 2008. The purchasers in these transactions were, in most cases, either affiliates of the Company or their associates. No assurance can be given that an active trading market for the common stock will develop.

The following table sets forth the high and low bid quotations for First Guaranty Bancshares, Inc.'s (and First Guaranty Bank prior to July 27, 2007) common stock for the periods indicated. These quotations represent trades of which we are aware and do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions. As of December 31, 2008, there were 5,559,644 shares of First Guaranty Bancshares, Inc. common stock issued and outstanding. At December 31, 2008, First Guaranty Bancshares, Inc. had 1,343 shareholders of record.

	2008			2007		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
Quarter Ended:						
March	**$25.00**	**$24.30**	**$0.16**	$24.30	$23.42	$0.15
June	**25.00**	**25.00**	**0.16**	24.30	24.30	0.16
September	**25.00**	**25.00**	**0.16**	24.30	24.30	0.16
December	**25.00**	**25.00**	**0.16**	24.30	24.30	0.16

Our stockholders are entitled to receive dividends when, and if declared by the Board of Directors, out of funds legally available for dividends. We have paid consecutive quarterly cash dividends on our common stock for each of the last ten years and the Board of Directors intends to continue to pay regular quarterly cash dividends. The ability to pay dividends in the future will depend on earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock.

There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend, if its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

First Guaranty Bancshares, Inc. must seek prior approval from the Federal Reserve Bank before paying dividends to its shareholders.

We have not repurchased any shares of our outstanding common stock during the past year.

Stock Performance Graph

The line graph below compares the cumulative total return for the Company's common stock with the cumulative total return of both the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Index for bank stocks for the period December 31, 2003 through December 31, 2008. The total return assumes the reinvestment of all dividends and is based on a $100 investment on December 31, 1998. It also reflects the stock price on December 31st of each year shown, although this price reflects only a small number of transactions involving a small number of directors of the Company or affiliates or associates and cannot be taken as an accurate indicator of the market value of the Company's common stock.

Cumulative Total Return of First Guaranty Bancshares, Inc. Compared to NASDAQ Bank Index and NASDAQ Composite Index


$200
150
100
50
2004
2005
2006
2007
2008
First Guaranty Bancshares, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

	Total Returns for the Year				
	2004	2005	2006	2007	2008
First Guaranty Bancshares, Inc.	$114	$139	$168	$179	**$189**
NASDAQ Bank Index	$175	$168	$186	$145	**$110**
NASDAQ Composite Index	$ 99	$101	$110	$121	**$ 72**

We have no equity based benefit plans.

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders will convene at 2:00 p.m. Central Daylight Time (CDT) on Thursday, May 21, 2009 in the Auditorium, First Guaranty Square, 400 East Thomas Street, Hammond, Louisiana.

Corporate Headquarters

First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone (985) 345-7685

Stock Transfer Agent

First Guaranty Bank
Corporate Trust
Post Office Box 2009
Hammond, Louisiana 70404-2009

Certified Public Accountants

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

Financial and General Information

Persons seeking financial or other information about the Company are invited to contact:

Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0459

Notice to Stockholders

A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing:

Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0459

FIRST GUARANTY BANCSHARES, INC.